Filed Pursuant to Rule 424(b)(5)
Registration Statement
No. 333-49164
No. 333-86035

Prospectus Supplement to Ford Credit Prospectus Dated February 26, 2001

and Ford Prospectus Dated November 13, 2000

$8,500,000,000

€ 1,000,000,000
Global Landmark Securities ™ (“GlobLS TM ”)

Ford Motor Credit Company

$3,000,000,000 6  1/2% GlobLS due January 25, 2007

$2,500,000,000 7  1/4% GlobLS due October 25, 2011
€ 1,000,000,000 Floating Rate GlobLS due October 27, 2003
$1,500,000,000 Floating Rate GlobLS due October 25, 2004

Ford Motor Company

$1,500,000,000 7.45% GlobLS due July 16, 2031

    The Ford Credit GlobLS:  Ford Credit will issue the 6  1/2% GlobLS due January 25, 2007 (the “Ford Credit Five-Year Notes”), the 7  1/4% GlobLS due October 25, 2011 (the “Ford Credit Ten-Year Notes” and, together with the Ford Credit Five-Year Notes, the “Ford Credit Fixed Rate Notes”), the Floating Rate GlobLS due October 27, 2003 (the “Ford Credit Two-Year Floating Rate Notes”) and the Floating Rate GlobLS due October 25, 2004 (the “Ford Credit Three-Year Floating Rate Notes” and, together with the Ford Credit Two-Year Floating Rate Notes, the “Ford Credit Floating Rate Notes”). The Ford Credit Fixed Rate Notes and the Ford Credit Floating Rate Notes are referred to together in this prospectus supplement as the “Ford Credit Notes.” The Ford Credit Five-Year Notes will mature on January 25, 2007 and the Ford Credit Ten-Year Notes will mature on October 25, 2011. The Ford Credit Five-Year Notes and the Ford Credit Ten-Year Notes will pay interest semi-annually beginning in January and April 2002, respectively. The Ford Credit Two-Year Floating Rate Notes will mature on October 27, 2003 and will bear interest at a floating rate equal to the Three Month EURIBOR Rate, reset quarterly, plus 170 basis points, payable quarterly beginning in January, 2002. The Ford Credit Three-Year Floating Rate Notes will mature on October 25, 2004 and will bear interest at a floating rate equal to the Three Month LIBOR Rate, reset quarterly, plus 187.5 basis points, payable quarterly beginning in January, 2002. Ford Credit is solely responsible for payments of principal and interest on the Ford Credit Notes. Ford will not guarantee the Ford Credit Notes.

    The Ford GlobLS:  Ford will issue the 7.45% GlobLS due July 16, 2031 (the “Ford Notes”). The Ford Notes will mature on July 16, 2031 and will pay interest semi-annually beginning in January 2002. Ford is solely responsible for payments of principal and interest on the Ford Notes. Ford Credit will not guarantee the Ford Notes.

    The Ford Notes offered here are a further issuance of the 7.45% GlobLS due July 16, 2031 and are in addition to $1,800,000,000 principal amount of such Notes issued on July 16, 1999 and $1,500,000,000 principal amount of such Notes issued on August 1, 2000. The Ford Notes will have the same Euroclear and Clearstream Luxembourg Common Code, International Security Identification Number and CUSIP Number assigned to such previously issued Notes.

    The Ford Credit Notes and the Ford Notes are referred to together in this document as the “Notes.” The Notes may not be redeemed prior to their respective maturities unless certain events occur involving United States taxation.

    The Notes are offered for sale in the United States, Europe and Asia. Ford Credit and Ford have applied to have the Notes listed and traded on the Luxembourg Stock Exchange and the Singapore Exchange Securities Trading Limited.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement and the accompanying Prospectuses. Any representation to the contrary is a criminal offense.

    This Prospectus Supplement and the accompanying Prospectuses have been lodged with the Registrar of Companies in Singapore as an information memorandum pursuant to section 106D of the Companies Act, Chapter 50 of Singapore.

	(dollars in millions)
					Per Ford		Per Ford
	Per Ford		Per Ford		Credit		Credit
	Credit		Credit		Two-Year		Three-Year
	Five-Year		Ten-Year		Floating		Floating
	Note	Total	Note	Total	Rate Note	Total	Rate Note

Initial public offering price	99.475%	$2,984,250,000	99.621%	$2,490,525,000	100.000%	€1,000,000,000	100.000%

Underwriting discounts and commissions	0.325%	$9,750,000	0.425%	$10,625,000	0.125%	€1,250,000	0.175%

Proceeds, before expenses, to issuer	99.150%	$2,974,500,000	99.196%	$2,479,900,000	99.875%	€998,750,000	99.825%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	(dollars in millions)
		Per Ford
	Total	Note	Total

Initial public offering price	$1,500,000,000	93.572%	$1,403,580,000

Underwriting discounts and commissions	$2,625,000	0.750%	$11,250,000

Proceeds, before expenses, to issuer	$1,497,375,000	92.822%	$1,392,330,000

    The initial public offering prices above do not include accrued interest. Interest on the Ford Notes will accrue from July 16, 2001 and must be paid by the purchaser for the period from July 16, 2001 to the date of delivery. Interest on the Ford Credit Notes will accrue from October 25, 2001 and must be paid by the purchaser if the Ford Credit Notes are delivered to the Underwriters after October 25, 2001. Ford Credit and Ford expect that delivery of the Notes will be made to investors on or about October 25, 2001.

Joint Book-Running Managers

Bear, Stearns & Co. Inc.	Credit Suisse First Boston

Merrill Lynch & Co.	Salomon Smith Barney

Prospectus Supplement dated October 22, 2001.

Prospectus Supplement

Page

Directors and Principal Executive Officers of Ford Credit	S-4

Directors and Principal Executive Officers of Ford	S-5

Capitalization of Ford Credit	S-7

Capitalization of Ford	S-8

Description of Notes	S-9

Certain European Union Tax Proposals	S-22

Certain United States Tax Documentation Requirements	S-22

United States Taxation	S-24

Information Concerning Ford Credit	S-28

Ford Motor Credit Company and Consolidated Subsidiaries — Selected Financial Data	S-29

Financial Review of Ford Credit	S-29

Information Concerning Ford	S-33

Selected Financial Data and Other Data of Ford	S-34

Financial Review of Ford	S-35

Industry Data and Market Share of Ford	S-41

Ratio of Earnings to Fixed Charges	S-42

Underwriting	S-43

Legal Opinions	S-47

General Information	S-47

Ford Credit Prospectus

Where You Can Find More Information	2

Information Concerning Ford Credit	2

Information Concerning Ford	3

Ratio of Earnings to Fixed Charges	4

Use of Proceeds	5

Description of Debt Securities	5

Plan of Distribution	8

Legal Opinions	9

Experts	9

Ford Prospectus

Where You Can Find More Information	2

Ford Motor Company	2

Ratio of Earnings to Fixed Charges	3

Use of Proceeds	3

Description of Debt Securities	3

Plan of Distribution	8

Legal Opinions	8

Experts	9

      The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document or the Prospectuses.

      The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements or opinions made or reports contained in this Prospectus Supplement and accompanying Prospectuses. Admission to the Official List is not to be taken as an indication of the merits of the issuers or of the Notes.

      This Prospectus Supplement relates to Debt Securities offered separately by Ford Motor Credit Company (“Ford Credit”) and by Ford Motor Company (“Ford”). Accordingly, this Prospectus Supplement constitutes a prospectus supplement to the Prospectus filed as part of Ford Credit’s Registration Statement (File No. 333-50090) and to the Prospectus filed as part of Ford’s Registration Statements (File Nos. 333-49164 and 333-86035).

      This Prospectus Supplement and accompanying Prospectuses include particulars given in compliance with the requirements of the Singapore Exchange Securities Trading Limited for the purpose of giving information with regard to Ford Credit and Ford. Ford Credit and Ford accept full responsibility for the accuracy of the information contained in this Prospectus Supplement and accompanying Prospectuses and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading in any material respect.

      You should rely only on the information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectuses. No one is authorized to provide you with different information.

      The Notes are not being offered in any jurisdiction where the offer is not permitted.

      You should not assume that the information in this Prospectus Supplement or the accompanying Prospectuses is accurate as of any date other than the date on the front of the documents.

      Offers and sales of the Notes are subject to restrictions in relation to the United Kingdom, The Netherlands, Japan and Singapore, details of which are set out in “Underwriting” below. The distribution of this Prospectus Supplement and accompanying Prospectuses and the offering of the Notes in certain other jurisdictions may also be restricted by law.

      In this Prospectus Supplement and accompanying Prospectuses, unless otherwise specified or the context otherwise requires, references to “dollars”, “$” and “U.S.$” are to United States dollars and references to “€” and “euro” are to the euro, the common currency of certain member states of the European Union as of January 1, 1999.

IN CONNECTION WITH THE OFFERING, CERTAIN OF THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT LEVELS ABOVE THOSE WHICH MIGHT NOT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKETS OR OTHERWISE, SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF FORD CREDIT

B. Boerio,

Executive Vice President,
Chief Financial Officer
and Treasurer

B. Burns,

Director and
Executive Vice President

T. D. Chenault,

Director and
Executive Vice President

D. C. Flanigan,

Director and
Executive Vice President

E. S. Acton,

Director

J. T. Noone,

Senior Vice President

D. A. Winkler,

Director, Chairman
of the Board and
Chief Executive Officer

C. F. Mateer,

Executive Vice President
G. C. Smith,
Director and President

R. C. VanLeeuwen,

Senior Vice President

A. J. Wagner,

Senior Vice President

D. L. Korman,

Executive Vice President
and General Counsel

I. M. Inglis,

Director

R. D. Charles,

Senior Vice President

C. C. Schreiber,

Senior Vice President

R. A. Corbello,

Senior Vice President

Each of the above-named persons is a full-time employee of Ford or Ford Credit.

DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF FORD

William Clay Ford, Jr.

Chairman of the Board
John R. H. Bond
Director
Michael D. Dingman
Director
Edsel B. Ford II
Director
William Clay Ford
Director
Irvine O. Hockaday, Jr.
Director
Marie-Josée Kravis
Director
Richard A. Manoogian
Director
Ellen R. Marram
Director
Homer A. Neal
Director
Jorma Ollila
Director
Carl E. Reichardt
Director
Robert E. Rubin
Director
John L. Thornton
Director
Jacques Nasser
Director, President and
Chief Executive Officer
W. Wayne Booker
Vice Chairman
James D. Donaldson
Group Vice President — Global Business Development
I. Martin Inglis
Group Vice President and
Chief Financial Officer
Carlos E. Mazzorin
Group Vice President — Global Purchasing & South America
James J. Padilla
Group Vice President — Global Manufacturing & Quality
Richard Parry-Jones
Group Vice President — Product Development & Chief Technical Officer
Wolfgang Reitzle
Group Vice President — Premier
Automotive Group
John M. Rintamaki
Group Vice President, Chief of Staff and Secretary
Nicholas V. Scheele
Group Vice President — North America
Henry D. G. Wallace
Group Vice President — Mazda & Asia Pacific
Donald A. Winkler
Group Vice President — (Chairman,
Ford Financial)
James G. O’Connor
Vice President (President, Ford Division)
Dennis E. Ross
Vice President and General Counsel
Shamel T. Rushwin
Vice President — North America Business Operations
Gerhard Schmidt
Vice President — Research
Greg C. Smith
Vice President (Chief Operating Officer,
Ford Financial)
Anne Stevens
Vice President — North American Vehicle Operations
Frank M. Taylor
Vice President — Material Planning and Logistics
Elizabeth S. Acton
Vice President and Treasurer
Marvin W. Adams
Vice President and Chief Information Officer
Gurminder S. Bedi
Vice President — North America Truck

William W. Boddie
Vice President — Global Core Engineering
Mei Wei Cheng
Vice President (President, Ford Motor (China) Ltd.)
Susan M. Cischke
Vice President — Environmental and Safety Engineering
William J. Cosgrove
Vice President — (Chief of Staff and Chief Financial Officer, Premier Automotive Group)
Terrall M. de Jonckheere
Vice President — Ford South America Operations
Mark Fields
Vice President
Karen C. Francis
Vice President — ConsumerConnect
Louise K. Goeser
Vice President — Quality
Janet M. Grissom
Vice President — Washington Affairs
Elliott S. Hall
Vice President — Dealer Development
Lloyd E. Hansen
Vice President and Controller
Earl J. Hesterberg
Vice President (Vice President, Marketing, Sales and Service, Ford of Europe, Inc.)
Mark W. Hutchins
Vice President (President, Lincoln and Mercury)
Michael D. Jordan
Vice President — Ford Customer Service Division (President, Automotive Consumer Services Group)
Brian P. Kelley
Vice President — Global Consumer Services
Janet E. Klug
Vice President — Global Marketing
Vaughn Koshkarian
Vice President — Ford Asia Pacific
Roman J. Krygier
Vice President — Powertrain Operations
Martin Leach
Vice President (Vice President, Product Development, Ford of Europe, Inc.)
Kathleen A. Ligocki
Vice President — Canada, Mexico & North America Strategy
Malcolm S. Macdonald
Vice President — Finance and Treasury Matters
J. C. Mays
Vice President — Design
David L. Murphy
Vice President — Human Resources
Chris P. Theodore
Vice President — North America Car
David W. Thursfield
Vice President (Chairman, President & Chief Executive Officer, Ford of Europe)
Alex P. Ver
Vice President — Advanced Manufacturing Engineering
Jason H. Vines
Vice President — Public Affairs
James A. Yost
Vice President — Strategy
Martin B. Zimmerman
Vice President — Governmental Affairs
Rolf Zimmerman
Vice President, Craftsmanship and Launch, Ford of Europe

      All of the officers listed above are full-time employees of Ford or its subsidiaries.

CAPITALIZATION OF FORD CREDIT

      The capitalization of Ford Credit and its subsidiaries at September 30, 2001 is adjusted to reflect the present issue as follows (in millions of U.S. dollars):

	Outstanding	Additional
	September 30,	Long-term
	2001	Indebtedness

	(unaudited)

Senior Indebtedness, Unsecured
Short-term

Commercial paper	$21,576.0

Other short-term debt	7,389.6

Total short-term debt	28,965.6

Long-term debt payable within one year	21,104.4

Long-term notes and debentures	96,284.3

Notes offered hereby(1)		$7,898.4

Total debt	$146,354.3

Stockholder’s Equity

Capital stock, par value $100 a share (250,000 common shares authorized, issued, and outstanding)	25.0

Paid-in surplus (contributions by stockholder)	4,447.0

Accumulated other comprehensive loss	(1,133.9)

Earnings retained for use in the business	9,008.1

Total stockholder’s equity	12,346.2

Total Capitalization	$158,700.5

(1)	Based, in part, on a spot note of exchange of €1.00 = U.S. $0.8984.

      Except as set forth herein, there has been no material change in the capitalization of Ford Credit since September 30, 2001 to the date of this Offering Circular.

CAPITALIZATION OF FORD

      The capitalization of Ford and its subsidiaries at September 30, 2001 is as follows (in millions of U.S. dollars):

	Outstanding	Additional
	September 30,	Long-term
	2001	Indebtedness

Automotive

Debt payable within one year, including the current portion of long-term debt	$283

Long-term debt	11,804

Minority interests in net assets of subsidiaries	23

Financial Services

Debt	154,285

Minority interests in net assets of subsidiaries	38

Ford-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely junior subordinated debentures of Ford	672

Total debt	166,372

Ford Notes offered hereby	—	$1,500

Stockholders’ Equity

Preferred Stock, par value $1.00 per share (aggregate liquidation preference of $177 million)	*
Common Stock, par value $0.01 per share

Issued and outstanding — 1,837 million shares	18
Class B Stock, par value $0.01 per share

Issued and outstanding — 71 million shares	1

Capital in excess of par value of stock	5,970

Accumulated other comprehensive income	(5,575)

ESOP loan and treasury stock	(2,894)

Earnings retained for use in business	15,845

Total stockholders’ equity	13,365

Total capitalization	$179,737

* Less than $1,000,000.

      Except as set forth herein, there has been no material change in the capitalization of Ford since September 30, 2001 to the date of this Prospectus Supplement.

DESCRIPTION OF NOTES

      This description of terms of the Notes adds information to the descriptions of the general terms and provisions of Debt Securities in the Prospectuses. If this summary differs in any way from the summaries in the Prospectuses, you should rely on this summary. The Ford Credit Notes are part of the Debt Securities registered by Ford Credit in January 2001 and the Ford Notes are part of the Debt Securities registered by Ford in February 2000 and November 2000, each to be issued on terms to be determined at the time of sale. In addition to the Notes offered hereby, Ford Credit Debt Securities in the aggregate principal amount of $12,450,000,000 previously have been sold under the January 2001 Registration Statement and no Ford Debt Securities have been sold since the November 2000 Registration Statement.

The Ford Credit Fixed Rate Notes

      The Ford Credit Five-Year Notes will initially be limited to $3,000,000,000 aggregate principal amount and will mature on January 25, 2007. The Ford Credit Ten-Year Notes will initially be limited to $2,500,000,000 aggregate principal amount and will mature on October 25, 2011. Each series of the Ford Credit Fixed Rate Notes will be unsecured obligations of Ford Credit and will bear interest from October 25, 2001 at the rate per annum set forth on the cover page of this Prospectus Supplement. Interest on the Ford Credit Fixed Rate Notes will be payable on January 25 and July 25 of each year, commencing January 25, 2002 (with respect to the Ford Credit Five Year Notes) and on April 25 and October 25 of each year, commencing April 25, 2002 (with respect to the Ford Credit Ten-Year Notes), to the persons in whose names the Ford Credit Fixed Rate Notes are registered at the close of business on the 15th day preceding each such interest payment date, subject to certain exceptions. Interest on the Ford Credit Fixed Rate Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      The Ford Credit Fixed Rate Notes are not subject to redemption prior to maturity unless certain events occur involving United States taxation. If any of these special tax events do occur, each series of the Ford Credit Fixed Rate Notes will be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See “Description of Notes — Redemption.”

      Ford Credit may, without the consent of the holders of the Ford Credit Fixed Rate Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as each series of the Ford Credit Fixed Rate Notes. Any additional notes will, together with the relevant series of the Ford Credit Fixed Rate Notes, constitute a single series of the Ford Credit Fixed Rate Notes under the Indenture. No additional notes may be issued in a series of the Ford Credit Fixed Rate Notes if an Event of Default has occurred with respect to that series.

The Ford Credit Floating Rate Notes

      The Ford Credit Two-Year Floating Rate Notes will initially be limited to €1,000,000,000 aggregate principal amount, will be unsecured obligations of Ford Credit and will mature on October 27, 2003 (the “Two-Year Floating Rate Maturity Date”).

      The Ford Credit Three-Year Floating Rate Notes will be initially limited to $1,500,000,000 aggregate principal amount, will be unsecured obligations of Ford Credit and will mature on October 25, 2004 (the “Three-Year Floating Rate Maturity Date”).

      The Ford Credit Floating Rate Notes are not subject to redemption prior to maturity unless certain events occur involving United States taxation. If any of these special tax events do occur, the Ford Credit Floating Rate Notes will be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See “Description of Notes — Redemption.”

      Ford Credit may, without the consent of the holders of the Ford Credit Floating Rate Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as each series of the Ford Credit Floating Rate Notes. Any additional notes will, together with the relevant series of the Ford Credit Floating Rate Notes, constitute a single series of Ford Credit Floating Rate Notes under the Indenture. No additional notes may be issued in a series of the Ford Credit Floating Rate Notes if an Event of Default has occurred with respect to that series.

      The amount of interest for each day that a Ford Credit Floating Rate Note is outstanding (the “Daily Interest Amount”) will be calculated by dividing the Two-Year Note Floating Interest Rate or the Three-Year Note Floating Interest Rate, as the case may be, in effect for such day by 360 and multiplying the result by the principal amount of such Ford Credit Floating Rate Note. The relevant amount of interest to be paid on such Ford Credit Floating Rate Note for any Two-Year Note Interest Period or Three-Year Note Interest Period, as the case may be, will be calculated by adding the daily interest amounts for each day in such interest period.

      The Interest Rates on the Ford Credit Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

      The Two-Year Note Floating Interest Rate or the Three-Year Note Floating Interest Rate, as the case may be, and the respective amounts of interest to be paid on the Ford Credit Floating Rate Notes for each Interest Period will be determined by the Reference Agent. So long as the Ford Credit Floating Rate Notes are listed on the Luxembourg Stock Exchange and the Singapore Exchange Securities Trading Limited, the floating rate interest payment dates, the floating interest rates and amounts of interest to be paid on the Ford Credit Floating Rate Notes for each interest period will be communicated to each of the Exchanges by the Reference Agent no later than the first day of the relevant interest period and published in accordance with “Notices” below. All calculations made by the Reference Agent shall in the absence of manifest error be conclusive for all purposes and binding on Ford Credit and the holders of the Ford Credit Floating Rate Notes. So long as the Three Month EURIBOR Rate or the Three Month LIBOR Rate is required to be determined with respect to the Ford Credit Floating Rate Notes, there will at all times be a Reference Agent. In the event that any then acting Reference Agent shall be unable or unwilling to act, or that such Reference Agent shall fail duly to establish the Three Month EURIBOR Rate or the Three Month LIBOR Rate for any Interest Period, or that Ford Credit proposes to remove such Reference Agent, Ford Credit shall appoint itself or another person which is a bank, trust company, investment banking firm or other financial institution to act as the Reference Agent.

The Ford Credit Two-Year Floating Rate Notes

      The Ford Credit Two-Year Floating Rate Notes will bear interest from October 25, 2001 at a floating rate determined in the manner provided below, payable on January 25, April 25, July 25, and October 25 of each year (each such day a “Two-Year Note Floating Rate Interest Payment Date”), commencing January 25, 2002, to the person in whose name the Ford Credit Two-Year Floating Rate Notes were registered at the close of business on the 15th day preceding the respective Two-Year Note Floating Rate Interest Payment Date, subject to certain exceptions.

      The per annum interest rate on the Ford Credit Two-Year Floating Rate Notes (the “Two-Year Note Floating Interest Rate”) in effect for each day of a Two-Year Note Interest Period (as defined below) will be equal to the Three Month EURIBOR Rate plus 170 basis points (1.7%). The Two-Year Note Floating Interest Rate for each Two-Year Note Interest Period for the Ford Credit Two-Year Floating Rate Notes will be set on the 25th day of the months of January, April, July and October of each year, commencing with October 25, 2001 (each such date a “Two-Year Note Interest Reset Date”) until the principal on the Ford Credit Two-Year Floating Rate Notes is paid or made available for payment (the “Two-Year Note Principal Payment Date”). If any Two-Year Note Interest Reset Date (other than the initial Two-Year Note Interest Reset Date occurring on October 25, 2001) and Two-Year Note Floating Rate Interest Payment Date for the Ford Credit Two-Year Floating Rate Notes would otherwise be a day that is not a TARGET Settlement Day, such Two-Year Note Interest Reset Date and Two-Year Note Floating Rate Interest Payment Date shall be the next succeeding TARGET Settlement Day, unless the next succeeding TARGET Settlement Day is in the next succeeding calendar month, in which case such Two-Year Note Interest Reset Date and Two-Year Note Floating Rate Interest Payment Date shall be the immediately preceding TARGET Settlement Day.

      “TARGET Settlement Day” means any day on which TARGET (the Trans-European Automated Real-time Gross settlement Express Transfer system) is open. “Two-Year Note Interest Period” shall mean the period from and including a Two-Year Note Interest Reset Date to but excluding the next succeeding Two-Year Note Interest Reset Date and, in the case of the last such period, from and including the Two-Year Note Interest Reset Date immediately preceding the relevant Two-Year Note Maturity Date or Two-Year Note Principal Payment Date, as the case may be, to but not including such Two-Year Note Maturity Date or Two-Year Note Principal Payment Date, as the case may be. If a Two-Year Note Principal Payment Date or Two-Year Note Maturity Date is not a TARGET Settlement Day, then the principal amount of the Ford Credit Two-Year Floating Rate Notes plus accrued and unpaid interest thereon shall be paid on the next succeeding TARGET Settlement Day and no interest shall accrue for the Two-Year Note Floating Rate Maturity Date, Two-Year Note Principal Payment Date or any day thereafter.

      The “Three Month EURIBOR Rate” shall mean the rate determined in accordance with the following provisions:

(i) On the second TARGET Settlement Day preceding each Two-Year Note Interest Reset Date (each such date a “Two-Year Note Interest Determination Date”), The Chase Manhattan Bank (the “Reference Agent”), as agent for Ford Credit, will determine the Three Month EURIBOR Rate which shall be the rate for deposits in euros having a three-month maturity which appears on the Telerate Page 248 as of 11:00 a.m., Brussels time, on such Two-Year Note Interest Determination Date. “Telerate Page 248” means the display page so designated on Bridge Telerate, Inc. (or such other page as may replace that page on that service or such other service or services as may be nominated as the information vendor for the purpose of displaying rates on prices comparable to EURIBOR). If the Three Month EURIBOR Rate on such Two-Year Note Interest Determination Date does not appear on the Telerate Page 248, such Three Month EURIBOR Rate will be determined as described in (ii) below.

(ii) With respect to a Two-Year Note Interest Determination Date for which the Three Month EURIBOR Rate does not appear on the Telerate Page 248 as specified in (i) above, the Three Month EURIBOR Rate will be determined on the basis of the rates at which deposits in euros are offered by four major banks in the interbank market in the region comprised of member states of the European Union that adopt the euro in accordance with the EC Treaty (the “Euro-Zone”) selected by the Reference Agent (the “Reference Banks”) at approximately 11:00 a.m., Brussels time, on such Two-Year Note Interest Determination Date to prime banks in the Euro-zone interbank market having a three-month maturity commencing on the relevant Two-Year Note Interest Reset Date and in a principal amount equal to an amount of not less than €1,000,000 that is representative for a single transaction in such market at such time, assuming an actual/360 day count basis. The Reference Agent will request the principal Euro-zone office of each of such Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the Three Month EURIBOR Rate on such Two-Year Note Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two quotations are provided, the Three Month EURIBOR Rate on such Two-Year Note Interest Determination Date will be the arithmetic mean of the rates quoted by major banks in the Euro-zone selected by the Reference Agent at approximately 11:00 a.m., Brussels time, on such Two-Year Note Interest Determination Date for loans in euros to leading European banks, having a three-month maturity and in a principal amount equal to an amount of not less than €1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks in the Euro-zone selected as aforesaid by the Reference Agent are not quoting as mentioned in this sentence, the relevant Two-Year Note Interest Rate for the Two-Year Note Interest Period commencing on the Two-Year Note Interest Reset Date following such Two-Year Note Interest Determination Date will be the Two-Year Note Interest Rate in effect on such Two-Year Note Interest Determination Date.

The Ford Credit Three-Year Floating Rate Notes

      The Ford Credit Three-Year Floating Rate Notes will bear interest from October 25, 2001 at a floating rate determined in the manner provided below, payable on January 25, April 25, July 25 and October 25 of each year (each such day a “Three-Year Note Floating Rate Interest Payment Date”), commencing January 25, 2002, to the person in whose name the Ford Credit Three-Year Floating Rate Notes were registered at the close of business on the 15th day preceding the respective Three-Year Note Floating Rate Interest Payment Date, subject to certain exceptions.

      The per annum interest rate on the Ford Credit Three-Year Floating Rate Notes (the “Three-Year Note Floating Interest Rate”) in effect for each day of a Three-Year Note Interest Period (as defined below) will be equal to the Three Month LIBOR Rate plus 187.5 basis points (1.875%). The Three-Year Note Floating Interest Rate for each Three-Year Note Interest Period for the Ford Credit Three-Year Floating Rate Notes will be set on the 25th day of the months of January, April, July and October of each year, commencing with October 25, 2001 (each such date a “Three-Year Note Interest Reset Date”) until the principal on the Ford Credit Three-Year Floating Rate Notes is paid or made available for payment in accordance with the terms of the Indenture (the “Three-Year Note Principal Payment Date”). If any Three-Year Note Interest Reset Date (other than the initial Three-Year Note Interest Reset Date occurring on October 25, 2001) and Three-Year Note Floating Rate Interest Payment Date for the Ford Credit Three-Year Floating Rate Notes would otherwise be a day that is not a LIBOR Business Day, such Three-Year Note Interest Reset Date and Three-Year Note Floating Rate Interest Payment Date shall be the next succeeding LIBOR Business Day, unless the next succeeding LIBOR Business Day is in the next succeeding calendar month, in which case such Three-Year Note Interest Reset Date and Three-Year Note Floating Rate Interest Payment Date shall be the immediately preceding LIBOR Business Day.

      “LIBOR Business Day” means any day that is not a Saturday or Sunday and that, in the City of New York or the City of London, is not a day on which banking institutions are generally authorized or obligated by law to close. “Three-Year Note Interest Period” shall mean the period from and including a Three-Year Note Interest Reset Date to but excluding the next succeeding Three-Year Note Interest Reset Date and, in the case of the last such period, from and including the Three-Year Note Interest Reset Date immediately preceding the relevant Three-Year Note Maturity Date or Three-Year Note Principal Payment Date, as the case may be, to but not including such Three-Year Note Maturity Date or Three-Year Note Principal Payment Date, as the case may be. If a Three-Year Note Principal Payment Date or Three-Year Note Maturity Date is not a LIBOR Business Day, then the principal amount of the Ford Credit Three-Year Note Floating Rate Notes plus accrued and unpaid interest thereon shall be paid on the next succeeding Three-Year Note Floating Rate Business Day and no interest shall accrue for the Three-Year Note Floating Rate Maturity Date, Three-Year Note Principal Payment Date or any day thereafter. “Three-Year Note Floating Rate Business Day” shall mean any day that is not a Saturday or Sunday and that, in the City of New York, is not a day on which banking institutions are generally authorized or obligated by law to close.

      The “Three Month LIBOR Rate” shall mean the rate determined in accordance with the following provisions:

(i) On the second day on which dealings in deposits in U.S. dollars are transacted in the London interbank market preceding each Three-Year Note Interest Reset Date (each such date a “Three-Year Note Interest Determination Date”), The Reference Agent, as agent for Ford Credit, will determine the Three Month LIBOR Rate which shall be the rate for deposits in U.S. dollars having a three-month maturity which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on such Three-Year Note Interest Determination Date. “Telerate Page 3750” means the display page so designated on Bridge Telerate, Inc. (or such other page as may replace that page on that service or such other service or services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If the Three Month LIBOR Rate on such Three-Year Note Interest Determination Date does not appear on the Telerate Page 3750, such Three Month LIBOR Rate will be determined as described in (ii) below.

(ii) With respect to a Three-Year Note Interest Determination Date for which the Three Month LIBOR Rate does not appear on the Telerate Page 3750 as specified in (i) above, the Three Month LIBOR Rate will be determined on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market selected by the Reference Agent (the “LIBOR Reference Banks”) at approximately 11:00 a.m., London time, on such Three-Year Note Interest Determination Date to prime banks in the London interbank market having a three-month maturity and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. The Reference Agent will request the principal London office of each of such LIBOR Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the Three Month LIBOR Rate on such Three-Year Note Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the nearest one hundred-thousandth of a percentage point, with 5 one-millionths of a percentage point rounded upwards) of such quotations. If fewer than two quotations are provided, the Three Month LIBOR Rate on such Three-Year Note Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the nearest one hundred-thousandth of a percentage point, with 5 one-millionths of a percentage point rounded upwards) of the rates quoted by three major banks in New York City selected by the Reference Agent at approximately 11:00 a.m., New York City time, on such Three-Year Note Interest Determination Date for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks in New York City selected as aforesaid by the Reference Agent are not quoting as mentioned in this sentence, the relevant Three-Year Note Interest Rate for the Three-Year Note Interest Period commencing on the Three-Year Note Interest Reset Date following such Three-Year Note Interest Determination Date will be the Three-Year Note Interest Rate in effect on such Three-Year Note Interest Determination Date.

The Ford Notes

      The Ford Notes offered here are a further issuance of the 7.45% GlobLS due July 16, 2031 and are in addition to $1,800,000,000 principal amount of such Notes issued on July 16, 1999 and $1,500,000,000 principal amount of such Notes issued on August 1, 2000 (the Ford Notes, together with such previously issued 7.45% GlobLS due July 16, 2031, are referred to collectively as the “7.45% Notes”). The 7.45% Notes are currently limited to $4,800,000,000 total principal amount. However, Ford may, from time to time, without the consent of the holders create and issue further 7.45% Notes. Any additional notes will, together with the 7.45% Notes, constitute a single series of notes under the Indenture.

      No additional 7.45% Notes may be issued if an Event of Default has occurred with respect to such notes.

      The Ford Notes will bear interest from July 16, 2001. Interest on the Ford Notes will be payable on January 16 and July 16 of each year, commencing January 16, 2002, to the persons in whose names the Ford Notes are registered at the close of business on the 15th day preceding each such interest payment date, subject to certain exceptions. Interest on the Ford Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      The Ford Notes are not subject to redemption prior to maturity unless certain events occur involving United States taxation. If any of these special tax events do occur, Ford may at its option redeem the Ford Notes at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See “Description of Notes — Redemption.”

Book-Entry, Delivery and Form

      Ford Credit Two-Year Floating Rate Notes which are held outside the United States (the “International Notes”) will be represented by beneficial interests in a fully registered permanent global note (the “International Global Note”) without interest coupons attached, which will be registered in the name of Chase Nominees Ltd., and will be deposited on or about the Closing Date with The Chase Manhattan Bank, London office, as common depositary for, and in respect of interests held through, Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream Luxembourg”).

      All of the Notes (the “DTC Notes”) will be represented by beneficial interests in a fully registered permanent global note (the “DTC Global Note” and, together with the International Global Note, the “Global Notes”), without interest coupons attached, which will be deposited on or about the Closing Date with, in the case of the Ford Notes, The Bank of New York, and with respect to the Ford Credit Notes, The Chase Manhattan Bank, as custodian for DTC, and registered in the name of Cede & Co., as nominee for DTC.

      Together, the Notes of any series represented by the Global Notes will equal the aggregate principal amount of the Notes of such series outstanding at any time. The amount of Notes represented by each of the DTC Global Note and the International Global Note will be evidenced by the register maintained for that purpose by The Chase Manhattan Bank. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC, Euroclear and Clearstream Luxembourg and their participants. Except as described herein, individual registered certificates will not be issued in exchange for beneficial interests in the Global Notes.

      A holder of DTC Notes of any series will receive all payments under the DTC Notes in U.S. dollars, unless, with respect to the Ford Credit Two-Year Floating Rate Notes, such holder makes an election as described herein for payment in euros on such notes. If holders of the Ford Credit Two-Year Floating Rate Notes do not elect to receive payments thereon in euros, the amount payable in U.S. dollars will be equal to the amount of euros otherwise payable on such notes exchanged into U.S. dollars at the euro/ U.S.$ rate of exchange prevailing two Business Days prior to the relevant payment date. See “Currency Conversions and Foreign Exchange Risks Affecting Euro Notes — Currency Conversions”.

      Owners of beneficial interests in the Global Notes of any series will not be entitled to have notes registered in their names, and will not receive or be entitled to receive physical delivery of definitive notes representing individual notes. In the event definitive notes are issued, Ford Credit and/or Ford, as the case may be, will appoint a paying agent and transfer agent in Luxembourg and holders of definitive notes will be able to receive payments and effect transfers at the offices of the Luxembourg paying and transfer agent. Definitive notes, if issued, will be in minimum denominations of U.S.$1,000 or euros 1,000, as the case may be, or integral multiples thereof.

      Individual registered certificates in respect of notes of any series will not be issued in exchange for the Global Notes, except in very limited circumstances. If (1) Euroclear, Clearstream Luxembourg or DTC notifies us that it is unwilling or unable to continue as a clearing system in connection with a Global Note or, in the case of DTC only, DTC ceases to be a clearing agency registered under the United States Securities Exchange Act of 1934, as amended, and in each case Ford Credit or Ford, as the case may be, does not appoint a successor clearing system within 90 days after receiving such notice from Euroclear, Clearstream Luxembourg or DTC or on becoming aware that DTC is no longer so registered, (2) an event of default has occurred and is continuing under the applicable Indenture or (3) Ford Credit or Ford, as the case may be, elects at its option to terminate the book-entry system through DTC, Euroclear and Clearstream Luxembourg, Ford Credit or Ford, as the case may be, will issue or cause to be issued individual certificates in registered form on registration of, transfer of or in exchange for book-entry interests in the Notes represented by such Global Note in whole but not in part upon delivery of such Global Note for cancellation.

      Subject to applicable law and the terms of the applicable Indenture, Ford Credit or Ford, as the case may be, and any paying agent will treat the persons in whose names the Global Notes of any series are registered, initially Cede & Co. and Chase Nominees Ltd., as owners of such Notes for the purpose of receiving payments of principal and interest (and additional amounts, if any) on the Notes and for all other purposes whatsoever. Therefore, neither Ford Credit or Ford, as the case may be, nor any paying agent has any direct responsibility or liability for the payment of principal of or interest on the Notes to owners of beneficial interests in the Global Notes. All payments made by Ford Credit or Ford, as the case may be, to the registered holders of the Global Notes shall discharge the liability of Ford Credit or Ford, as the case may be, under the Notes to the extent of the sums so paid.

      Clearstream Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations (“Clearstream Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg Participant either directly or indirectly.

      Distributions with respect to each series of Notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg, or the common depositary, as the case may be.

      Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

      The Euroclear Operator was launched on December 31, 2000, and replaced Morgan Guaranty Trust Company of New York as the operator of and banker to the Euroclear system. Euroclear Bank S.A./N.V. has capital of approximately EUR 1 billion.

      Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

      Distributions with respect to each series of Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear or the common depositary, as the case may be.

      In the event definitive Notes are issued, Ford Credit or Ford, as the case may be, will promptly provide notice to the holders of the Notes and appoint a paying agent and transfer agent in Luxembourg and Singapore.

Global Clearance and Settlement Procedures

      So long as DTC or its nominee or Euroclear, Clearstream Luxembourg or the nominee of their common depositary is the registered holder of the Global Notes with respect to each series of Notes, DTC, Euroclear, Clearstream Luxembourg or such nominees, as the case may be, will be considered the sole owners or holders of the Notes represented by such Global Notes for all purposes under each series of the Notes. Payments of principal, interest and additional amounts, if any, in respect of the Global Notes will be made to DTC, Euroclear, Clearstream Luxembourg or such nominees, as the case may be, as the registered holder thereof. None of Ford Credit or Ford, as the case may be, any agent or any underwriter or any affiliate of any of the above or any person by whom any of the above is controlled (as such term is defined in the United States Securities Act of 1933, as amended), have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      Distributions of principal and interest with respect to book-entry interests in each series of the Notes held through Euroclear or Clearstream Luxembourg will be credited, to the extent received by Euroclear or Clearstream Luxembourg from the applicable Trustee, to the cash accounts of Euroclear or Clearstream Luxembourg customers in accordance with the relevant system’s rules and procedures.

      Holders of book-entry interests in each series of the Notes through DTC will receive, to the extent received by DTC from the applicable Trustee, all distributions of principal and interest with respect to book-entry interests in the Notes from the applicable Trustee through DTC. Distributions in the United States will be subject to relevant U.S. tax laws and regulations.

      Interest on each series of the Notes (other than interest on redemption) will be paid to the holder shown on the applicable register on the applicable record date.

      The laws of some states of the United States require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer interests in the Global Notes to such persons may be limited. Because DTC, Euroclear and Clearstream Luxembourg can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in the Global Notes to pledge such interest to persons or entities which do not participate in the relevant clearing system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate in respect of such interest.

      The holdings of book-entry interests in the Notes through Euroclear, Clearstream Luxembourg and DTC will be reflected in the book-entry accounts of each such institution. As necessary, the applicable Trustee will adjust the amounts of each series of the Notes on the register for the accounts of (i) Chase Nominees Ltd. and (ii) Cede & Co. to reflect the amounts of Notes held through Euroclear, Clearstream Luxembourg where applicable, and DTC, respectively.

Secondary Market Trading in Relation to Registered Global Notes.

      Although the following sets out the procedures of Euroclear, Clearstream Luxembourg and DTC in order to facilitate the transfers of interests in the Notes among participants of DTC, Clearstream Luxembourg and Euroclear, none of Euroclear, Clearstream Luxembourg or DTC is under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Ford Credit nor Ford, as the case may be, or the applicable Trustee, any paying agent, any underwriter or any affiliate of any of the above, or any person by whom any of the above is controlled for the purposes of the United States Securities Act of 1933, as amended, will have any responsibility for the performance by DTC, Euroclear and Clearstream Luxembourg or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations or for the sufficiency for any purpose of the arrangements described above.

      Trading between Euroclear and/or Clearstream Luxembourg Participants: Secondary market sales of book-entry interests in International Global Notes held through Euroclear or Clearstream Luxembourg to purchasers of book-entry interests in the International Global Notes through Euroclear or Clearstream Luxembourg will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream Luxembourg and will be settled using the procedures applicable to conventional Eurobonds.

      Trading between DTC Participants: Secondary market sales of book-entry interests in the DTC Notes between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to United States corporate debt obligations and, with respect to the Ford Credit Two-Year Floating Rate Notes (referred to in this section as the “Euro Notes”), if payment is effected in U.S. dollars, or free of payment if payment is not effected in U.S. dollars. With respect to the Euro Notes, where payment is not effected in U.S. dollars, separate payment arrangements outside DTC are required to be made between the DTC participants.

      With respect to the Notes (other than the Euro Notes), Trading between DTC Participants and Euroclear and/or Clearstream Luxembourg Participants: Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through

Clearstream Luxembourg or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its US depositary to take action to effect final settlement on its behalf by delivering or receiving Notes through DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Luxembourg Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. depositaries.

      Because of time-zone differences, credits of Notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Clearstream Luxembourg Participants on such business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream Luxembourg Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement through DTC.

      With Respect to the Euro Notes, Trading between DTC Seller and Euroclear/ Clearstream Luxembourg Purchaser: When book-entry interests in Euro Notes are to be transferred from the account of a DTC participant holding a beneficial interest in a DTC Global Note to the account of a Euroclear or Clearstream Luxembourg accountholder wishing to purchase a beneficial interest in an International Global Note, the DTC participant will deliver instructions for delivery to the relevant Euroclear or Clearstream Luxembourg accountholder. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream Luxembourg accountholder. On the settlement date, the custodian will instruct the applicable Trustee to (i) decrease the amount of Euro Notes registered in the name of Cede & Co. and evidenced by the DTC Global Note and (ii) increase the amount of Euro Notes registered in the name of the nominee (being Chase Nominees Ltd.) of the common depositary for Euroclear and Clearstream Luxembourg and evidenced by the International Global Note. Book-entry interests will be delivered free of payment to Euroclear or Clearstream Luxembourg, as the case may be, for credit to the relevant accountholder on the first business day following the settlement date but for value on the settlement date.

      With respect to the Euro Notes, Trading between Euroclear/ Clearstream Luxembourg Seller and DTC Purchaser: When book-entry interests in the Euro Notes are to be transferred from the account of a Euroclear or Clearstream Luxembourg accountholder to the account of a DTC participant wishing to purchase a beneficial interest in the DTC Global Note the Euroclear or Clearstream Luxembourg participant must send to Euroclear or Clearstream Luxembourg delivery free of payment instructions. Euroclear or Clearstream Luxembourg, as the case may be, will in turn transmit appropriate instructions to the common depositary for Euroclear and Clearstream Luxembourg and the Trustee to arrange delivery to the DTC participant on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear and Clearstream Luxembourg accountholder, as the case may be.

      On the settlement date with respect to the Euro Notes, the common depositary for Euroclear and Clearstream Luxembourg will (a) transmit appropriate instructions to the custodian who will in turn deliver such book-entry interests in the Euro Notes free of payment to the relevant account of the DTC participant and (b) instruct the Trustee to (i) decrease the amount of Euro Notes registered in the name of the nominee (being Chase Nominees Ltd.) of the common depositary for Euroclear and Clearstream Luxembourg and evidenced by the International Global

Notes and (ii) increase the amount of Notes registered in the name of Cede & Co. and evidenced by the DTC Global Note.

Currency Conversions and Foreign Exchange Risks Affecting the Euro Notes

      Currency Conversions: The Ford Credit Two-Year Floating Rate Notes (referred to in this section as the “Euro Notes”) may be represented by beneficial interests in the DTC Global Note. While interests in the DTC notes are held through the DTC Global Note, all payments in respect of such DTC Notes will be made in U.S. dollars, except as otherwise provided in this section. Holders of the Euro Notes may elect to hold their interests through Euroclear and Clearstream Luxembourg in the International Global Note and receive all payments in euros without further action.

      As determined by the Euro Notes Trustee, in accordance with reasonable market practice, the amount of U.S. dollars payable in respect of any particular payment under the Euro Notes held as DTC Notes will be equal to the amount of euros otherwise payable exchanged into U.S. dollars at the euro/ U.S.$ rate of exchange prevailing as at 11:00 a.m. (New York City time) on the day which is two business days prior to the relevant payment date, less any costs incurred by the Euro Notes Trustee for such conversion (to be shared pro rata among the holders of Euro Notes held as DTC Notes accepting U.S. dollar payments in the proportion of their respective holdings). If an exchange rate bid quotation is not available, the Euro Notes Trustee will obtain a bid quotation from a leading foreign exchange bank in The City of New York selected by the Euro Notes Trustee for such purpose after consultation with Ford Credit. If no bid quotation from a leading foreign exchange bank is available, payment will be in euros to the account or accounts specified by DTC to the Euro Notes Trustee.

      Notwithstanding the above, the holder of a beneficial interest in the Euro Notes held as DTC Notes may elect to receive payment or payments under such DTC Notes in euros by notifying the DTC participant through which its Notes are held on or prior to the applicable record date of (1) such investor’s election to receive all or a portion of such payment in euros and (2) wire transfer instructions to a euro account in the Euro-Zone. DTC must be notified of such election and wire transfer instructions on or prior to the third New York business day after such record date for any payment of interest and on or prior to the twelfth day prior to the payment of principal. DTC will notify the applicable Trustee of such election and wire transfer instructions on or prior to 5:00 p.m. New York City time on the fifth New York business day after such record date for any payment of interest and on or prior to 5:00 p.m. New York City time on the tenth day prior to the payment of principal.

      If complete instructions are forwarded to DTC through DTC participants and by DTC to the Trustee on or prior to such dates, such investor will receive payment in euros outside DTC; otherwise, only U.S. dollar payments will be made by the Euro Notes Trustee to DTC. All costs of such payment by wire transfer will be borne by holders of beneficial interests receiving such payments by deduction from such payments. For purposes of this paragraph and the three preceding paragraphs, “New York business day” means any day other than a Saturday or Sunday or a day on which banking institutions in New York City are authorized or required by law or executive order to close.

      Holders of the Euro Notes will be subject to foreign exchange risks as to payments of principal and interest that may have important economic and tax consequences to them. For further information as to such consequences, see “Foreign Exchange Risks” below.

      Foreign Exchange Risks: An investment in the Euro Notes, which are denominated in, and all payments in respect of which are to be made in, a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities (the “home currency”) entails significant risks that are not associated with a similar investment in a security denominated in the home currency. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the home currency and the euro and the possibility of the imposition or modification of foreign exchange controls with respect to the euro. Such risks generally depend on economic and political events over which Ford Credit has no control. In recent years, rates of exchange for certain currencies, including the euro, have at times been volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative however, of fluctuations in such rate that may occur during the term of any note. Depreciation of the euro against the relevant home currency could result in a decrease in the effective yield of the Euro Notes below their nominal floating rate of interest and, in certain circumstances, could result in a loss to the investor on a home currency basis.

      This description of foreign currency risks does not describe all the risks of an investment in securities denominated in a currency other than the home currency. Prospective investors should consult with their own financial and legal advisors as to the risks involved in an investment in the notes.

Payment of Additional Amounts

      Ford Credit, in respect of the Ford Credit Notes, and Ford, in respect of the Ford Notes, will, subject to the exceptions and limitations described below, pay as additional interest on each series of Notes, any additional amounts that are necessary in order that the net payment by paying agents of Ford Credit or Ford of the principal of and interest on the Notes to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

(1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

(a) being or having been present or engaged in trade or business in the United States or having or having had a permanent establishment in the United States;

(b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

(c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

(d) being or having been a “10-percent shareholder” of Ford Credit or Ford, as the case may be, as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision;

(2) to any holder that is not the sole beneficial owner of such Note, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification,

identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Note, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(4) to a tax, assessment or governmental charge that is imposed otherwise than by withholding by Ford Credit or Ford, as the case may be, or a paying agent from the payment;

(5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

(6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

(7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

(8) in the case of any combination of items (1), (2), (3), (4), (5), (6) and (7).

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading “Payment of Additional Amounts” and under the heading “Description of Notes — Redemption”, Ford Credit or Ford, as the case may be, shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

      As used under this heading “Payment of Additional Amounts” and under the headings “Description of Notes — Redemption”, “Certain United States Tax Documentation Requirements” and “United States Taxation” the term “United States” means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, “United States person” means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, any estate the income of which is subject to United States federal income taxation regardless of its source, and any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. A “non-United States person” means a person who is not a United States person.

Redemption

      If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, Ford Credit or Ford, as the case may be, becomes or will become obligated to pay additional amounts with respect to any Notes as described herein under the heading “Payment of Additional Amounts” or (b) any act is taken by a taxing authority of the United States on or after the date of this Prospectus Supplement, whether or not such act is taken with respect to either issuer or their respective affiliates, that results in a substantial probability that the relevant issuer will or may be required to pay such additional amounts, then such issuer may, at its option, redeem, as a whole, but not in part, such series of Notes on not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that such issuer determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under such series of Notes. No redemption pursuant to (b) above may be made unless the relevant issuer shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading “Payment of Additional Amounts” and the relevant issuer shall have delivered to the appropriate Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion the issuer is entitled to redeem such Notes pursuant to their terms.

Notices

      Notices to holders of the Notes will be published in Authorized Newspapers in The City of New York, in London, and, so long as such Notes are listed on the Luxembourg Stock Exchange, in Luxembourg and on the Singapore Exchange Securities Trading Limited, in Singapore. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times, in Luxembourg in the Luxemburger Wort and in Singapore in the Business Times. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

Applicable Law and Service of Process

      The Notes and the Indentures will be governed by and construed in accordance with the laws of the State of New York. Ford Credit and Ford each have designated CT Corporation System in New York City as their authorized agent to receive service of process in the State of New York.

CERTAIN EUROPEAN UNION TAX PROPOSALS

      The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments.

CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

      A beneficial owner of a Note who is not a United States person (a “non-United States holder”) will generally be subject to the 30% United States federal withholding tax on payments of interest unless one of the following steps is taken to obtain an exemption from or reduction of the tax:

      Exemption or reduced rate for non-United States holders, other than non-United States holders that conduct a trade or business in the United States to which interest on the Notes is effectively connected (IRS Form W-8BEN). A non-United States holder can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8BEN, provided that either (i) it is entitled to the benefits of an income tax treaty to which the United States is a party (which treaty exempts interest on the Notes received by it from United States withholding tax) or (ii) it is not related to Ford Credit or Ford through stock ownership as described in clauses (x)(a) and (b) of Paragraph (i) under “United States Taxation — Non-United States Holders.” In addition, a non-United States partnership holding a Note will be required to provide an IRS

Form W-8IMY, and unless it has entered into a withholding agreement with the IRS, to attach an appropriate certification obtained from each of its partners.

      Exemption for non-United States holders that conduct a trade or business in the United States to which interest on the Notes is effectively connected (IRS Form W-8ECI). A non-United States holder, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States to which interest income on a Note is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8ECI.

      United States federal income tax reporting procedure. A non-United States holder of a Note is required to submit the appropriate IRS Form under applicable procedures to the person through which the owner directly holds the Note. For example, if the beneficial owner is listed directly on the books of Euroclear or Clearstream Luxembourg as the holder of the Note, the IRS Form must be provided to Euroclear or Clearstream Luxembourg, as the case may be. Each other person through which a Note is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Note, until the IRS Form is received by the United States person who would otherwise be required to withhold United States federal income tax from interest on the Note. For example, in the case of Notes held through Euroclear or Clearstream Luxembourg, the IRS Form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described in clause (x)(c)(B) of Paragraph (i) under “United States Taxation — Non-United States Holders,” if a beneficial owner of the Note provides an IRS Form W-8BEN to a securities clearing organization, bank or other financial institution that holds the Note on its behalf.

      Each non-United States holder of a Note should be aware that if it does not properly provide the required IRS form, or if the IRS form (or, if permissible, a copy of such form) is not properly transmitted to and received by the United States person otherwise required to withhold United States federal income tax, interest on the Note may be subject to United States withholding tax at a 30% rate and the holder (including the beneficial owner) will not be entitled to any additional amounts from Ford Credit or Ford, as the case may be, described under the heading “Description of Notes — Payment of Additional Amounts” with respect to such tax. Such tax, however, may in certain circumstances be allowed as a refund or as a credit against such holder’s United States federal income tax. The foregoing does not deal with all aspects of federal income tax withholding that may be relevant to foreign holders of the Notes. Investors are advised to consult their own tax advisors for specific advice concerning the ownership and disposition of Notes.

UNITED STATES TAXATION

      In the opinion of Shearman & Sterling, special tax counsel to Ford Credit and Ford, and counsel for the Underwriters, the following summary describes certain material United States federal income tax consequences of the acquisition, ownership and disposition of the Notes by beneficial owners of Notes who purchased the Notes in the initial offering at the initial offering price to the public, subject to the limitations stated herein. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof, all of which may be repealed, revoked or modified so as to result in federal income tax consequences different from those described below. Such changes could be applied retroactively in a manner that could adversely affect holders of the Notes. It is therefore possible that the consequences of the acquisition, ownership and disposition of the Notes may differ from the treatment described below.

      This summary is for general information only and does not address all aspects of United States federal income taxation that may be relevant to holders of the Notes in light of their particular circumstances, and it does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Prospective holders are urged to consult their own tax advisors as to the particular tax consequences to them of acquiring, holding or disposing of the Notes.

United States Holders

      The following summary is limited to beneficial owners of Notes who are United States persons (“United States holders”) and who will hold the Notes as capital assets within the meaning of section 1221 of the Code and does not deal with holders that may be subject to special tax rules (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, holders whose functional currency is not the United States dollar or holders who will hold the Notes as a hedge against currency risks or as part of a straddle, synthetic security, conversion transaction or other integrated investment comprised of the Notes and one or more other investments.)

      Interest. Interest and additional amounts, if any, paid with respect to Notes will generally be taxable to a United States holder as ordinary income at the time accrued or received, in accordance with such United States holder’s method of accounting for United States federal income tax purposes.

      A United States holder of Euro Notes will be taxable on the United States dollar value of euro payable as interest or additional amounts on the Notes, whether or not such United States holder elects to receive payments in euro.

      A cash basis United States holder receiving an interest payment on a Euro Note will be required to include in income the United States dollar value of such payment when it is actually or deemed received by such United States holder determined using the spot rate in effect on the date such payment is so received, regardless of whether such payment is made in euro or in United States dollars. A United States holder receiving interest in the form of United States dollars will be considered to have received interest in the form of euro (translated into United States dollars at the spot rate in effect on such date) and to have sold those euro for United States dollars in the amount actually received (with the consequences described below in “Transactions in Euro”).

      An accrual basis United States holder of a Euro Note will be required to include in income the United States dollar value of the amount of interest income that has accrued on such Euro Note in a taxable year, determined by translating such income at the average rate of exchange for the relevant interest accrual period or, with respect to an interest accrual period that spans two taxable years, at the average rate for the portion of such interest accrual period within the taxable year. The average rate of exchange for an interest accrual period (or portion thereof) is the simple average of the exchange rates for each business day of such period (or such other average that is reasonably derived and consistently applied). An accrual basis holder may elect to translate interest income on a Euro Note using the spot rate in effect on the last day of an interest accrual period (or the last day of the taxable year for the portion of such period within the taxable year). In addition, an accrual basis United States holder may elect to use the spot rate in effect on the date of receipt (or payment) for such purpose if such date is within five business days of the last date of an interest accrual period. The election must be made in a statement filed with the holder’s return and is applicable to all of its debt instruments for such year and thereafter unless changed with the consent of the IRS.

      Upon receipt of an interest payment on a Euro Note, an accrual basis United States holder will recognize ordinary income or loss with respect to accrued interest income in an amount equal to the difference between (i) the United States dollar value of the euro received or that would have been received if euro rather than United States dollars had been elected by such holder (determined using the spot rate on the date of receipt) in respect of such interest accrual period and (ii) the United States dollar value of the interest income that has accrued during such interest accrual period (as determined in the preceding paragraph). Any such income or loss will be treated as ordinary income or loss but generally will not be treated as interest income or expense, except to the extent provided by future regulations or administrative pronouncements of the IRS. A United States holder receiving interest in the form of United States dollars will be considered to have received interest in the form of euro (translated into United States dollars at the spot rate in effect on such date) and to have sold those euro for United States dollars in the amount actually received (with the consequences described below in “Transactions in Euro”).

      Dispositions. Upon the sale, exchange, redemption, retirement or other disposition of a Note, a United States holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption, retirement or other disposition (except to the extent of accrued but unpaid interest, which will be taxable as such) and such holder’s adjusted tax basis in the Note.

      In the case of a Euro Note, a United States holder’s adjusted tax basis in such note generally will be the United States dollar value of the purchase price of such Euro Note on the date of purchase (determined by translating the purchase price into United States dollars at the spot rate in effect on the date of purchase). The amount realized upon the sale, exchange, redemption, retirement or other disposition of a Euro Note, if realized in other than United States dollars, will be the United States dollar value of the amount using the spot rate in effect on the date of such disposition. A United States holder receiving principal in the form of United States dollars will be considered to have received the principal in the form of euro (translated into United States dollars at the spot rate in effect on such date) and to have sold the euro for United States dollars in the amount actually received (with the consequences described below in “Transactions in Euro”).

      Any such gain or loss (except to the extent attributable to foreign currency gain or loss) will be capital gain or loss, and will be long term capital gain or loss if a United States holder has held the Note for more than one year. Gain or loss recognized by a United States holder on the sale, exchange, redemption, retirement or other disposition of a Euro Note that is attributable to changes in the rate of exchange between the United States dollar and the euro will be treated as ordinary income or loss and generally will not be treated as interest income or expense except to the extent provided by future regulations or administrative pronouncements of the IRS. Such foreign currency gain or loss is recognized on the sale, exchange, redemption, retirement or other disposition of a Euro Note only to the extent of total gain or loss recognized on such sale, exchange, redemption, retirement or other disposition.

      Transactions in Euro. Euro received as interest on, or upon the sale, exchange, redemption, retirement or other disposition of, a Euro Note will have a tax basis equal to their United States dollar value at the time such interest is received or at the time payment is received in consideration of such sale exchange, redemption, retirement or other disposition. The amount of gain or loss recognized on a sale or other disposition of such euro will be equal to the difference between (i) the amount of United States dollars, or the fair market value in United States dollars of the other currency or property received in such sale or other disposition and (ii) the tax basis of such euro.

      A United States holder that purchases a Euro Note with previously owned euro would recognize gain or loss in an amount equal to the difference, if any, between such holder’s tax basis in such euro and the United States dollar fair market value of such Euro Note on the date of purchase. Generally, any such gain or loss will be ordinary income or loss and will not be treated as interest income or expense, except to the extent provided by future regulations or administrative pronouncements of the IRS. However, a United States holder that converts United States dollars to euro and immediately uses such euro to purchase a Euro Note ordinarily would not recognize any exchange gain or loss in connection with such conversion or purchase.

Non-United States Holders

      Subject to the discussion of backup withholding below:

(i) payments of principal and interest on a Note that is beneficially owned by a non-United States holder will not be subject to United States federal withholding tax; provided, that in the case of interest, (x) (a) the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit or Ford, as the case may be, entitled to vote, (b) the holder is not a controlled foreign corporation that is related, directly or indirectly, to Ford Credit or Ford, as the case may be, through stock ownership, and (c) either (A) the holder of the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) and holds the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the holder and furnishes the payor with a copy thereof; (y) the holder is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the holder of the Note or such owner’s agent provides an IRS Form W-8BEN claiming the exemption; or (z) the holder conducts a trade or business in the United States to which the interest is effectively connected and the holder of the Note or such owner’s agent provides an IRS Form W-8ECI; provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false;

(ii) a non-United States holder will not be subject to United States federal income or withholding tax on any gain realized on the sale, exchange or redemption of a Note unless the gain is effectively connected with the holder’s trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

(iii) a Note owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual’s death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit or Ford, as the case may be, entitled to vote and the income on the Note would not have been effectively connected with a U.S. trade or business of the individual.

      If a beneficial owner or holder of a Note is a non-United States partnership, the non-United States partnership will be required to provide an IRS Form W-8IMY and, unless it has entered into a withholding agreement with the IRS, to attach an appropriate certification obtained from each of its partners.

      Interest on a Note that is effectively connected with the conduct of a trade or business in the United States by a non-United States holder, although exempt from United States withholding tax, may be subject to United States income tax as if such interest was earned by a United States person.

Backup Withholding and Information Reporting

      In general, information reporting requirements will apply to certain payments of principal and interest made on a Note and the proceeds of the sale of a Note within the United States to non-corporate holders of the Notes, and “backup withholding” will apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest and dividends required to be shown on its federal income tax returns. The backup withholding rate is currently at 30.5% and will be reduced to 30% for years 2002 and 2003, 29% for years 2004 and 2005, and 28% for 2006 and thereafter.

      Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by Ford Credit or Ford, as the case may be, or a paying agent to a non-United States person on a Note if, in the case of interest, the IRS Form described in clause (y) or (z) in Paragraph (i) under “United States Taxation — Non-United States Holders” has been provided under applicable procedures, or, in the case of interest or principal, the certification described in clause (x)(c) in Paragraph (i) under “United States Taxation — Non-United States Holders” and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

      Payments of the proceeds from the sale of a Note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, a foreign partnership with specific connections to the United States, or, a United States branch of a foreign bank or foreign insurance company, information reporting may apply to such payments. Payments of the proceeds from the sale of a Note to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

      Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder’s United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

      Interest on a Note that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042S, which must be filed with the Internal Revenue Service and furnished to such beneficial owner.

INFORMATION CONCERNING FORD CREDIT

      Ford Credit is a corporation incorporated on August 20, 1959 with a perpetual existence under the Delaware General Corporation Law of the State of Delaware. Ford Credit is an indirect wholly-owned subsidiary of Ford Motor Company (“Ford”). As used herein “Ford Credit” refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

      Ford Credit and its subsidiaries provide wholesale financing and capital loans to Ford Motor Company retail dealerships and associated non-Ford dealerships throughout the world, most of which are privately owned and financed, and purchase retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealerships. In addition, Ford Credit provides these financing services in the United States, Europe, Canada, Australia, Indonesia, the Philippines and India to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

      Ford Credit also conducts insurance operations through The American Road Insurance Company (“American Road”) and its subsidiaries in the United States and Canada. American Road’s business consists of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

      The mailing address of Ford Credit’s executive offices is One American Road, Dearborn, Michigan 48126, United States of America. The telephone number of such offices is (313) 322-3000.

FORD MOTOR CREDIT COMPANY AND CONSOLIDATED SUBSIDIARIES

SELECTED FINANCIAL DATA

(dollar amounts in millions)

	Nine Months Ended
	or at September 30		Years Ended or at December 31

	2001	2000	2000	1999	1998

Income Statement Data

Total revenue	$19,272.0	$17,339.5	$23,605.7	$20,359.7	$19,302.5

Interest expense	6,920.6	6,565.3	8,970.1	7,193.4	6,910.4

Provision for credit losses	1,905.2	1,097.6	1,670.8	1,166.4	1,179.5

Income before income taxes	1,808.3	1,843.5	2,495.0	2,103.8	1,812.2

Net income	1,135.8	1,126.3	1,536.5	1,261.1	1,084.2

Cash dividends	(400.0)	(5.6)	(119.7)	(2,317.0)	(500.2)

Memo:

Net credit losses amount*	$1,352.0	$888.0	$1,297.2	$999.7	$1,039.4

As percentage of average net finance receivables outstanding*	1.12%	0.78%	0.84%	0.74%	0.86%

Balance Sheet Data

Net investment, operating leases	$40,273.6	$38,442.4	$38,457.0	$32,838.2	$34,566.5

Finance receivables, net	$109,754.0	$118,929.1	$122,738.4	$108,753.8	$95,941.6

Capital

Short-term debt	$28,965.6	$41,642.8	$50,129.9	$49,847.7	$53,633.2

Long-term debt (including current portion)	117,388.7	100,252.8	96,164.8	83,226.0	61,334.1

Stockholder’s equity	12,346.2	11,984.1	12,186.6	10,924.1	10,644.7

Total capital	$158,700.5	$153,879.7	$158,481.3	$143,997.8	$125,612.0

*  Includes net investment in operating leases.

FINANCIAL REVIEW OF FORD CREDIT

Third Quarter 2001 Results of Operations

      Ford Credit earned $376 million in the third quarter of 2001, with earnings for the first nine months of 2001 totaling $1.14 billion.

      Excluding adjustments related to the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities”, Ford Credit’s earnings were $389 million, up 1% from third quarter 2000 earnings of $386 million. The increase was primarily due to higher volume and margin and higher gain on the sale of receivables related to securitization transactions, largely offset by higher provision for credit losses. The higher gain on the sale of receivables reflects Ford Credit’s increased use of securitization as a cost-effective source of funds coupled with a falling rate environment. The increase in the provision for credit losses reflects weakening economic conditions.

      After-tax return on average equity was 12.1% in the third quarter of 2001, compared with 12.9% in the same period a year earlier. Excluding SFAS 133, earnings for the first nine months of 2001 totaled $1.19 billion, up 6% from the first nine months of 2000.

      Ford Credit’s total net finance receivables at September 30, 2001 were $150 billion, compared with $157 billion in the same period of the previous year, reflecting higher securitization activity. Managed assets were $202 billion, compared with $180 billion at September 30, 2000.

Second Quarter 2001 Results of Operations

      Ford Credit’s second quarter and first half 2001 financial results include the effects of SFAS No. 133 Ford Credit adopted SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001.

      Ford Credit’s consolidated net income for the second quarter of 2001 was $367 million, down $21 million or 5% from the second quarter of 2000. The decrease in second quarter earnings compared with the prior year is more than explained by non-cash charges (totaling $32 million) related to SFAS No. 133.

      Excluding the effects of SFAS No. 133, net income for the second quarter of 2001 was $399 million, up $11 million or 3% from a year ago. Higher financing volume and margin, and improvements in investment and other income (primarily the result of gains on the sale of receivables related to securitization transactions) were offset largely by higher credit losses.

      Total net finance receivables and net investment in operating leases at June 30, 2001 were $165 billion, up $3 billion or 2% from March 31, 2001 and up $9 billion or 6% from a year ago. The increase resulted primarily from higher volumes of wholesale and operating lease receivables offset partially by the impact of higher levels of securitization in the second quarter of 2001 compared with a year ago.

      Credit losses as a percent of average net finance receivables including net investment in operating leases was 0.95% in the second quarter of 2001 compared with 0.65% a year ago. The increase was due to centralization of collection activities at the regional service centers in the United States and Canada (as the centers continue to train staff and complete the launch of new collection tools), a slowing economic environment, and an increase in loss per charge-off. All service centers are now operational and have assumed collection activities that were previously performed at branch offices.

      Ford Credit manages its operations through two segments, Ford Credit North America and Ford Credit International. Net income in the North America segment for the second quarter of 2001 was $337 million, up $14 million or 4% from a year ago, primarily a result of the factors discussed above. Net income in the International segment for the second quarter of 2001 was $61 million, down $14 million or 18% from a year ago, primarily a result of profits reported in weaker European currencies and margin pressure in Europe.

      During the second quarter of 2001, Ford Credit financed 44% of all new cars and trucks sold by Ford, Lincoln, and Mercury dealers in the United States, compared to 48% a year ago. In Europe, Ford Credit financed 37% of all new vehicles sold by Ford dealers, compared to 33% a year ago. Ford Credit’s retail financing for new and used vehicles totaled 945,000 in the United States and 261,000 in Europe during the second quarter of 2001 compared with 980,000 in the United States and 206,000 in Europe a year ago. Ford Credit provided wholesale financing for 86% of Ford, Lincoln, and Mercury factory sales in the United States and 97% of Ford factory sales in Europe compared with 82% for the United States and 95% for Europe a year ago.

First Half 2001 Results of Operations

      For the first half of 2001, Ford Credit’s consolidated net income was $760 million, up $19 million or 3% from the first half of 2000. Compared with 2000, the increase in first half earnings reflects primarily improvements in investment and other income (primarily the result of gains on the sale of receivables related to securitization transactions) and higher financing volumes, offset partially by higher credit losses and the effects of SFAS No. 133.

      During the first half of 2001, Ford Credit financed 44% of all new cars and trucks sold by Ford, Lincoln, and Mercury dealers in the United States compared with 49% a year ago. In Europe, Ford Credit financed 34% of all new vehicles sold by Ford dealers, compared with 32% a year ago. Ford Credit’s retail financing for new and used vehicles totaled 1,797,000 in the United States and 490,000 in Europe during the first half of 2001 compared with 1,930,000 in the United States and 412,000 in Europe a year ago. Ford Credit provided wholesale financing for 86% of Ford, Lincoln, and Mercury factory sales in the United States and 97% of Ford factory sales in Europe compared with 84% for the United States and 96% for Europe a year ago.

2000 Results of Operations

      Ford Credit’s full-year 2000 financial statements include Volvo financing operations in the following regions: North America, Belgium, Britain, the Netherlands, Norway, and Switzerland. Volvo financing operations in Finland and Spain are included in second, third, and fourth quarter 2000 financial statements. Additional Volvo financing operations will be consolidated into Ford Credit’s financial results in 2001.

      Ford Credit is restructuring its operations in the United States and Canada. This involves the centralizing of collections and administrative functions, historically performed in Ford Credit’s 136 branches, into eight regional service centers. This process began in 1999 and, at year end, five of the service centers were fully operational. The remaining three service centers were expected to be fully operational by May 2001.

2000 Compared with 1999

      Ford Credit’s consolidated net income in 2000 was $1,536 million, up $275 million or 22% from 1999. Compared with 1999, the increase in full-year earnings reflects primarily improved net financing margins and a higher level of receivables, offset partially by higher credit losses and operating costs.

      Total net finance receivables and net investment in operating leases at December 31, 2000 were $161 billion, up $19 billion or 13% from a year earlier. The increase results primarily from a higher volume of installment sale receivables due in part to Ford Motor Company-sponsored special financing programs that are available exclusively through Ford Credit, a higher volume of wholesale receivables, and inclusion of Volvo financing receivables.

      Improved net financing margins reflect primarily lower depreciation expense resulting from fewer off-lease vehicles returned to Ford Credit, offset partially by an increase in borrowing costs.

      Credit losses as a percent of average net finance receivables including net investment in operating leases increased to 0.84% in 2000 compared with 0.74% in 1999. This increase is due primarily to the launch of collection activities at the regional service centers in the United States and Canada discussed above.

      Higher operating costs reflect primarily the servicing of a higher level of receivables, inclusion of operating expenses of recently acquired subsidiaries, and costs associated with the restructuring of United States and Canadian operations.

      During 2000, Ford Credit financed 51% of all new cars and trucks sold by Ford, Lincoln, and Mercury dealers in the U.S. compared with 47% in 1999. In Europe, Ford Credit financed 32% of all new vehicles sold by Ford dealers, compared with 33% a year ago. Ford Credit’s retail financing for new and used vehicles totaled about 3.5 million in the United States and about 800,000 in Europe during 2000. Ford Credit provided wholesale financing for 84% of Ford, Lincoln, and Mercury factory sales in the United States and 96% of Ford factory sales in Europe, unchanged from 1999.

      In the fourth quarter of 2000, Ford Credit’s consolidated net income was $410 million, up $101 million or 33% from 1999 earnings of $309 million. Compared with 1999, the increase in earnings reflects primarily improved net financing margins and a higher level of receivables, offset partially by higher credit losses associated with the restructuring of operations in the United States and Canada.

Liquidity and Capital Resources

      Ford Credit relies heavily on its ability to raise substantial amounts of funds. These funds are obtained primarily by sales of commercial paper, the issuance of term debt and, in the case of Ford Credit’s European subsidiary FCE Bank plc, certificates of deposit. Funds also are provided by retained earnings and sales of receivables. The level of funds can be affected by certain transactions with Ford, such as capital contributions, interest supplements and other support costs from Ford for vehicles financed and leased by Ford Credit under Ford-sponsored special financing and leasing programs, and dividend payments, and the timing of payments for the financing of dealers’ wholesale inventories and for income taxes. Ford Credit’s ability to obtain funds is affected by its debt ratings, which are closely related to the outlook for, and financial condition of, Ford, and the nature and availability of support facilities. For additional information regarding liquidity and capital resources, see Item 1 — Business — “Business of Ford Credit — Borrowings and Other Sources of Funds” in Ford Credit’s Annual Report on Form 10-K for the year ended December 31, 2000 (the “Ford Credit 2000 10-K Report”) and see Ford Credit’s Quarterly Reports on Form 10-Q for the quarters ending March 31, 2001 and June 30, 2001. For additional information regarding Ford Credit’s association with Ford, see Item 1 — Business — “Certain Transactions with Ford and Affiliates” in the Ford Credit 2000 10-K Report.

INFORMATION CONCERNING FORD

      Ford was incorporated in Delaware in 1919. It acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce and sell automobiles designed and engineered by Henry Ford. Ford is the world’s second-largest producer of cars and trucks combined. Ford and its subsidiaries also engage in other businesses, including financing and renting vehicles and equipment.

      Ford’s business is divided into two business sectors: the Automotive sector and the Financial Services sector. Ford manages these sectors as three primary operating segments described below.

Business Sectors	Operating Segments	Description

Automotive:	Automotive	design, manufacture, sale and service of cars and trucks

Financial Services:	Ford Motor Credit Company	vehicle-related financing, leasing and insurance
	The Hertz Corporation	rental of cars, trucks and industrial and construction equipment, and other activities

SELECTED FINANCIAL DATA AND OTHER DATA OF FORD

      The following table sets forth selected financial data and other data concerning Ford:

	Nine Months Ended
	or at September 30		Years Ended or at December 31*

	2001	2000	2000	1999	1998	1997	1996

	(in millions except per share and unit sales amounts)

Consolidated Statement of Income Information
Automotive Sector

Sales	$97,756	$106,123	$141,230	$135,073	$118,017	$121,976	$116,886

Operating income	(1,187)	4,309	5,226	7,214	5,567	6,164	1,928

Net income	(1,559)	2,995	3,624	4,986	4,049	4,203	1,271
Financial Services Sector

Revenues	23,556	21,335	28,834	25,585	25,333	30,692	28,966

Income before gain on spin-off of The Associates and income taxes	1,910	2,263	2,967	2,579	2,483	3,857	4,222

Gain on spin-off of The Associates	—	—	—	—	15,955	—	—

Income before income taxes	1,910	2,263	2,967	2,579	18,438	3,857	4,222

Net income	1,174	1,338	1,786	1,516	17,319	2,206	2,791
Discontinued Operations

Income from Discontinued Operations	—	309	309	735	703	511	384

Loss on spin-off of Discontinued Operations	—	(2,252)	(2,252)
Total Company

Net income	(385)	2,390	3,467	7,237	22,071	6,920	4,446
Total Company Data Per Share of Common and Class B Stock After Preferred Stock Dividends

Basic EPS — Continuing Operations	(0.22)	3.21	3.66	5.38	17.59	5.32	3.40

Basic EPS — Net Income	(0.22)	1.77	2.34	5.99	18.17	5.75	3.73

Diluted EPS — Continuing Operations	(0.21)	3.14	3.59	5.26	17.19	5.20	3.32

Diluted EPS — Net Income	(0.21)	1.73	2.30	5.86	17.76	5.62	3.64

Consolidated Balance Sheet Information
Automotive

Total assets	87,630	96,210	95,343	99,201	83,911	80,339	75,008

Debt Payable within one year	283	731	277	1,338	1,007	1,026	1,614

Long-term debt — noncurrent portion	11,804	11,256	11,769	10,398	8,589	6,964	6,385
Financial Services

Total assets	189,897	186,075	189,078	171,048	148,801	194,018	183,209

Debt	154,285	149,779	153,510	139,919	122,324	160,071	150,205
Total Ford

Total assets	277,527	282,285	284,421	270,249	232,712	274,357	258,217

Debt	166,372	161,766	165,556	151,655	131,920	168,061	158,204

Stockholders’ equity	13,365	18,273	18,610	27,604	23,434	30,787	26,765

Other Data
Total Ford

Cash dividends	0.90	1.50	1.80	1.88	1.72	1.645	1.47

Capital expenditures	4,422	5,449	8,348	7,659	7,757	7,800	7,683

Depreciation & Amortization			15,949	14,542	13,903	13,194	12,791

Worldwide vehicle unit sales of cars and trucks (in thousands)	5,183	5,585	7,424	7,220	6,823	6,947	6,653

*	As a result of the spin-off of Visteon on June 28, 2000, Ford’s consolidated balance sheet and consolidated statements of income and cash flows for the years shown above were restated to reflect Visteon as a discontinued operation.

FINANCIAL REVIEW OF FORD

Third Quarter 2001 Results of Operations

      Ford reported losses of $692 million ($0.38 per share) in the third quarter of 2001. Net income for the third quarter of 2000, including a one-time profit reduction of $106 million related to the acquisition of Land Rover, reflecting the write-up of inventory to fair value, was $888 million ($0.53 per share). Third quarter 2001 results included a non-cash charge of $199 million ($0.11 per share) for the write down of certain investments in e-commerce and automotive-related ventures. They also included a non-cash credit of $9 million ($0.01 per share) for an accounting standard on hedging and derivatives (SFAS No. 133).

      As with the third quarter of 2001, Ford expects the fourth quarter of 2001 will continue to be volatile and uncertain. Ford’s planned vehicle production for North America is 965,000 units for the fourth quarter, up from 813,000 units in the third quarter of 2001, but down 8% from a year ago. Given this, Ford expects fourth quarter 2001 results, excluding special items (each as the charge for the previously announced employee separation program), improving from the third quarter, but it will be difficult to earn an operating profit.

Automotive Operations

      Ford’s worldwide automotive operations had a loss of $1,054 million in the third quarter of 2001.

      In North America, Ford’s automotive operations lost $1,026 million in the third quarter of 2001, compared with earnings of $769 million a year ago. The decline was primarily the result of lower unit sales volume, down 171,000 units or 15 percent from last year, and significantly higher marketing costs.

      In Europe, Ford’s automotive operations lost $24 million in the third quarter of 2001, compared with a loss of $297 million in the year ago quarter. Several new Ford-brand vehicles, including the Mondeo, Transit and Maverick models, contributed to the improved results.

      In South America, Ford’s automotive operations lost $56 million in the third quarter of 2001, compared with a loss of $64 million in last year’s third quarter. Results continue to be affected by weak economic conditions in Brazil and Argentina.

      In the rest of the world, Ford’s automotive operations earned a profit of $52 million in the third quarter of 2001, compared with a loss of $17 million last year.

Financial Services

      For a discussion of Ford Credit’s results in the third quarter of 2001, see “Financial Review of Ford Credit — Third Quarter 2001 Compared with Third Quarter 2000”.

      Hertz earned $26 million in the third quarter of 2001, compared with earnings of $143 in the third quarter of 2000. The decline is attributable to lower volume after the events of September 11, as well slowing economic conditions and a reduction in business and personal travel.

Second Quarter Results of Operations

      Worldwide losses in the second quarter of 2001 were $752 million, or $0.41 per diluted share of Common and Class B Stock, compared with a loss of $577 million, or $0.47 per diluted share in the second quarter of 2000. The second quarter 2001 loss included about $2 billion for charges and lost vehicle profits related to the planned replacement of about 13 million Firestone tires on Ford vehicles (discussed in detail in the Second Quarter 10-Q under Part II, Item 5, “Other Information — Information Concerning Ford — Legal Proceedings — Ford”). Also included in 2001 results were $201 million in charges for Ford’s share of Mazda Motor Corporation’s restructuring and other actions announced in April and the new accounting standard on hedging and derivatives. The second quarter 2000 results included a loss of

$2.3 billion on the spin-off of Visteon and charges of $1 billion for asset impairment and restructuring costs related to Ford’s Ford-brand operations in Europe.

      Sales and revenues were $42.3 billion in the second quarter of 2001, down $2.2 billion from a year ago. Vehicle unit sales were 1,858,000, down 137,000 units, of which about 45,000 units were for production stoppages related to the Firestone tire replacement action.

      Results by business sector for the second quarter of 2001 and 2000 are shown below (in millions).

	Second Quarter Net
	Income/(Loss)

			2001
			O/(U)
	2001	2000	2000

Automotive sector	$(1,194)	$1,052	$(2,246)

Financial Services sector	442	461	(19)

Total continuing operations	(752)	1,513	(2,265)

Net income from discontinued operation	—	162	(162)

Loss on spin-off of discontinued operation	—	(2,252)	2,252

Total Ford	$(752)	$(577)	$(175)

Automotive Sector

      Automotive sector losses were $1,194 million in the second quarter of 2001, on sales of $34.6 billion. Earnings in the second quarter of 2000 were $1,052 million, on sales of $37.4 billion.

      Details of second quarter Automotive sector earnings from continuing operations are shown below (in millions).

	Second Quarter Net
	Income/(Loss)

			2001
			O/(U)
	2001	2000	2000

North American Automotive	$(1,198)	$1,843	$(3,041)
Automotive outside North America

— Europe	141	(863)	1,004

— South America	(70)	(63)	(7)

— Rest of World	(67)	135	(202)

Total Automotive outside North America	4	(791)	795

Total Automotive sector	$(1,194)	$1,052	$(2,246)

      Automotive sector losses in North America were $1,198 million in the second quarter of 2001, on sales of $24.3 billion. In the second quarter of 2000, earnings were $1,843 million, on sales of $27.7 billion. The reduction in earnings was more than explained by the Firestone tire replacement action, lower sales, and higher marketing cost.

      In the second quarter of 2001, 4.7 million new cars and trucks were sold in the United States, down from 4.9 million units a year ago. Ford’s market share this year was 23.2%, down 1.7 percentage points from a year ago, partly explained by greater price competition from Japanese and Korean manufacturers, who benefited from more favorable exchange rates. Ford’s U.S. marketing costs increased to 14.1% of sales, up from 11.3% a year ago.

      In Europe, Ford earned $141 million in the second quarter of 2001, compared with losses of $863 million a year ago. Excluding last year’s charges, earnings were down $15 million, reflecting losses at Land Rover (which was not part of Ford in the first half of 2000) and launch costs for the new Jaguar X-TYPE, offset partially by improved results at Ford-brand operations.

      In the second quarter of 2001, 4.8 million new cars and trucks were sold in Ford’s 19 primary European markets, about equal to last year. Ford’s share was 10.7%, up 1.1 percentage points, reflecting increases for the new Ford Mondeo and Transit models and the addition of Land Rover.

      In South America, losses were $70 million, compared with a loss of $63 million a year ago. Approximately 420,000 new cars and trucks were sold in Brazil, compared with 350,000 a year ago. Ford’s share of those unit sales was 7.7%, down 1.6 percentage points.

      Excluding Mazda-related charges of $114 million, earnings outside North America, Europe, and South America (“Rest of World”) were $47 million in the second quarter of 2001, down $88 million from a year ago. The decline primarily reflected poorer operating results at Mazda.

Financial Services Sector

      Details of second quarter Financial Services sector earnings are shown below (in millions).

	Second Quarter Net
	Income/(Loss)

			2001
			O/(U)
	2001	2000	2000

Ford Credit	$367	$388	$(21)

Hertz	59	104	(45)

Minority interests and other	16	(31)	47

Total Financial Services sector	$442	$461	$(19)

Memo: Ford’s share of earnings in Hertz	$59	$84	$(25)

      For a discussion of Ford Credit’s results of operations in the second quarter of 2001, see “Financial Review of Ford Credit — Second Quarter 2001 Results of Operations.”

      Hertz earned $59 million in the quarter, down $45 million from a year ago, reflecting lower rental volume as the U.S. economy slowed and business travel declined. (Effective March 2001, Ford increased its ownership of Hertz to 100%, compared with about 81% a year ago.)

First Half Results of Operations — Ford

      Results by major business sector for the first half of 2001 and 2000 are shown below (in millions).

	First Half Net Income/(Loss)

			2001
			O/(U)
	2001	2000	2000

Automotive sector	$(505)	$2,604	$(3,109)

Financial Services sector	812	841	(29)

Total continuing operations	$307	$3,445	$(3,138)

Net income from discontinued operation	—	309	(309)

Loss on spin-off of discontinued operation	—	(2,252)	2,252

Total Ford	$307	$1,502	$(1,195)

      Net income in the first half of 2001 was $307 million, compared with first half 2000 net income from continuing operations of $3,445 million.

      Sales and revenues in the first half of 2001 were $84.8 billion, down $2.6 billion from a year ago. Vehicle unit sales were 3.7 million, down 200,000 units.

Automotive Sector

      Losses for Ford’s Automotive sector were $505 million in the first half of 2001, on sales of $69.2 billion. Earnings in the first half of 2000 were $2,604 million, on sales of $73.5 billion. Adjusted for constant volume and mix, total automotive costs (excluding costs related to the Firestone tire replacement action) were up $400 million from the first half of 2000, reflecting higher precious metals and new-model launch costs.

      Automotive sector earnings in the first half of 2001 and 2000 are shown below (in millions).

	First Half Net Income/(Loss)

			2001
			O/(U)
	2001	2000	2000

North American Automotive	$(503)	$3,510	$(4,013)
Automotive outside North America

— Europe	229	(866)	1,095

— South America	(123)	(145)	22

— Rest of World	(108)	105	(213)

Total Automotive outside North America	(2)	(906)	904

Total Automotive sector	$(505)	$2,604	$(3,109)

      In North America, losses were $503 million in the first half of 2001, down $4 billion from the first half of 2000. The decrease reflected primarily the same factors described in the discussion of the second quarter results of operations.

      In the first half of 2001, 8.9 million new cars and trucks were sold in the United States, down from a record 9.4 million units a year ago. Ford’s share this year was 23.0%, down 1.4 percentage points.

      In Europe, first half earnings were $229 million, compared with losses of $866 million in the first half of 2000. The improvement reflected primarily the non-recurrence of last year’s asset impairment and restructuring charges. Improved operating results at Ford- brand operations were offset partially by losses at Land Rover.

      In the first half of 2001, 9.6 million new cars and trucks were sold in Ford’s 19 primary European markets, down 300,000 units from a year ago. Ford’s share this year was 10.8%, up 1.1 percentage points.

      In South America, losses were $123 million in the first half of 2001, compared with a loss of $145 million a year ago. In Brazil, 835,000 new cars and trucks were sold, compared with 660,000 a year ago. Ford’s share this year was 8.1%, down 1.3 percentage points.

      In Rest of World, earnings, excluding Mazda restructuring and other charges, were $6 million in the first half of 2001, down from $105 million in the first half of 2000, mainly explained by poorer Mazda operating results.

Financial Services Sector

      In the first half of 2001, earnings for Ford’s Financial Services sector declined $29 million from last year, more than explained by lower profits at Hertz, reflecting effects of the slowdown in the U.S. economy. Details of Financial Services sector earnings in the first half of 2001 and 2000 are shown below (in millions). For a discussion of Ford Credit’s results of operations in the first half of 2001, see “Ford Motor Credit Company and Consolidated Subsidiaries — First Half 2001 Compared with First Half 2000.”

	First Half Net
	Income/(Loss)

			2001
			O/(U)
	2001	2000	2000

Ford Credit	$760	$741	$19

Hertz	55	160	(105)

Minority interests and Other	(3)	(60)	57

Total Financial Services sector	$812	$841	$(29)

Memo: Ford’s share of earnings in Hertz	$55	$130	$(75)

Liquidity and Capital Resources

Automotive Sector

      At June 30, 2001, Ford’s Automotive sector had $16.2 billion of cash and marketable securities, down $300 million from December 31, 2000. The decline was more than explained by cash outlays for the final payment to AB Volvo for Ford’s acquisition of Volvo Car ($1.6 billion), share repurchases ($1.1 billion), dividends to shareholders ($1.1 billion), and Ford’s acquisition of the minority interest in Hertz ($735 million), offset partially by positive operating cash flow. Automotive gross cash was $18.9 billion at June 30, 2001, including $2.7 billion of prefunding of certain employee health benefit obligations through a Voluntary Employee Beneficiary Association trust. Ford expects its cash balance to decline in the second half of this year, reflecting payments for the Firestone tire replacement action and normal business seasonality.

      At June 30, 2001, Ford’s Automotive sector had total debt of $12.1 billion, about equal to December 31, 2000.

      At July 1, 2001, Ford had long term contractually committed global credit agreements under which $8.4 billion is available from various banks; 87.7% are available through June 30, 2006. The entire $8.4 billion may be used, at Ford’s option, by any affiliate of Ford; however, any borrowing by an affiliate will be guaranteed by Ford. Ford also has the ability to transfer on a nonguaranteed basis $8.0 billion of such credit lines in varying portions to Ford Credit and FCE Bank plc (formerly known as Ford Credit Europe plc). In addition, at July 1, 2001, $964.5 million of contractually committed credit facilities were available to various Automotive Sector affiliates outside the U.S. Approximately $419.0 million of these facilities were in use at July 1, 2001.

Financial Services Sector

      At June 30, 2001, Ford’s Financial Services sector had cash and cash equivalents of $1.8 billion, up $0.4 billion from December 31, 2000. Finance receivables and net investments in operating leases were $177.5 billion at June 30, 2001, up from $171.8 billion at December 31, 2000.

      Total debt was $162.1 billion at June 30, 2001, up $8.6 billion from December 31, 2000. This includes outstanding commercial paper at June 30, 2001 of $33.7 billion at Ford Credit, and $2.1 billion at Hertz, with an average remaining maturity of 35 days and 20 days, respectively.

      At July 1, 2001, Financial Services Sector had a total of $24.3 billion of contractually committed support facilities (excluding the $8 billion available under Ford’s global credit agreements). Of these facilities, $20 billion are contractually committed global credit agreements under which $15.7 billion and $4.3 billion are available to Ford Credit and FCE Bank plc, respectively, from various banks; 53% and 63%, respectively, of such facilities are available through June 30, 2006. The entire $15.7 billion may be used, at Ford Credit’s option, by any subsidiary of Ford Credit, and the entire $4.3 billion may be used, at FCE Bank plc’s option, by any subsidiary of FCE Bank plc. Any borrowings by such subsidiaries will be guaranteed by Ford Credit or FCE Bank plc, as the case may be. At July 1, 2001, none of the Ford Credit global facilities were in use and $137 million of the FCE Bank plc global facilities were in use. Other than the global credit agreements, the remaining portion of the Financial Services Sector support facilities at July 1, 2001 consisted of $2.6 billion of contractually committed support facilities available to Hertz in the U.S. and $1.7 billion of contractually committed support facilities available to various affiliates outside the U.S.; at July 1, 2001, approximately $1.0 billion of these facilities were in use. Furthermore, banks provide $5.0 billion of liquidity facilities to support the asset-backed commercial paper program of Ford Credit sponsored special purpose entity.

      In addition, Ford Credit has entered into agreements with several bank-sponsored, commercial paper issuers (“conduits”) under which such conduits are contractually committed to purchase from Ford Credit, at Ford Credit’s option, up to an aggregate of $2.5 billion of receivables. These agreements expire on June 27, 2002. As of July 1, 2001, approximately $427 million of these conduit commitments have been utilized.

New Accounting Standard — Ford

      Ford adopted SFAS No. 133 on January 1, 2001. Non-cash adjustments to income and to stockholders’ equity for the first half were (in millions):

		Financial	Total
	Automotive	Services	Company

Net income	(114)	(45)	(159)

Stockholders’ equity			(1,328)

Recent Developments

      On October 18, 2001, Moody’s Investors Service (“Moody’s”) affirmed Ford Credit’s long- and short-term debt ratings at A2 and Prime-1, respectively, and lowered Ford’s long-term debt rating from A2 to A3. Moody’s stated that the outlook for the ratings is negative. On October 15, 2001, Standard & Poors lowered Ford Credit’s and Ford’s long-term debt rating from A to BBB+, and their short-term debt ratings from A-1 to A-2. On September 26, 2001, Fitch, Inc. announced that it had downgraded the long-term credit ratings of Ford Credit, Ford and certain of their affiliates from A+ to A- and their short-term debt ratings from F1 to F2.

INDUSTRY DATA AND MARKET SHARE OF FORD

      The following table shows the U.S. industry retail deliveries of cars and trucks for the periods indicated:

	U.S. Industry Retail Deliveries
	(millions of units)

	Nine Months
	Ended
	September 30*		Years Ended December 31

	2001	2000	2000	1999	1998	1997	1996

Cars	8.3	9.0	8.8	8.7	8.2	8.3	8.6

Trucks	8.7	9.1	9.0	8.7	7.8	7.2	6.9

* Seasonally adjusted rates.

      The following table shows Ford’s U.S. car and truck market shares for the periods indicated:

	Ford U.S. Car and Truck Market Shares

	Nine Months
	Ended
	September 30		Years Ended December 31

	2001	2000	2000	1999	1998	1997	1996

Cars	17.8%	19.5%	19.1%	19.6%	19.2%	19.7%	20.6%

Trucks	27.5	28.3	28.2	28.2	30.2	31.1	31.1

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of “earnings” to “fixed charges” for Ford Credit and Ford were as follows for each of the periods indicated:

		Years Ended December 31
	Nine Months Ended
	September 30, 2001	2000	1999	1998		1997	1996

Ford Motor Credit Company	1.3	1.3	1.3	1.3		1.3	1.3

Ford Motor Company*	1.0	1.7	2.0	3.7	**	1.9	1.6

*	Excludes for years ended December 31, 2000, 1999 and 1998, earnings and fixed charges of Visteon Corporation, Ford’s former automotive components and systems subsidiary which was spun-off on June 28, 2000 and, for the second quarter of 2000, excludes the $2.252 million one- time, non-cash charge resulting from the spin-off.

**	Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of Ford’s interest in Associates First Capital Corporation. Excluding this gain, the ratio would have been 1.9.

      For purposes of the Ford Credit ratio:

           “earnings” mean the sum of:

•	Ford Credit’s pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries, and

•	Ford Credit’s fixed charges.

           “fixed charges” mean the sum of:

•	interest Ford Credit pays on borrowed funds,

•	the amount Ford Credit amortizes for debt discount, premiums and issuance expenses, and

•	one-third of all rental expenses of Ford Credit (the portion deemed representative of the interest factor).

      For purposes of the Ford ratio:

           “earnings” mean the sum of:

•	Ford’s pre-tax income,

•	the pre-tax income of Ford’s majority-owned subsidiaries, whether or not consolidated,

•	Ford’s proportionate share of the income of any fifty-percent-owned companies,

•	any income Ford received from less-than-fifty-percent-owned companies, and

•	Ford’s fixed charges.

           “fixed charges” mean the sum of:

•	the interest Ford pays on borrowed funds,

•	the preferred stock dividend requirements of Ford’s consolidated subsidiaries and trusts,

•	the amount Ford amortizes for debt discount, premium, and issuance expense, and

•	one-third of all rental expenses of Ford (the proportion deemed representative of the interest factor).

UNDERWRITING

      Ford Credit and Ford are selling their respective series of Notes to the Underwriters named below under separate Underwriting Agreements. The Underwriting Agreement between the Underwriters and Ford Credit is dated October 5, 2001 and the Pricing Agreements are dated October 22, 2001. The Underwriting Agreement between Ford and the Underwriters, and the Pricing Agreement is dated October 22, 2001. The Underwriters, and the amount of Notes each of them has agreed to purchase from Ford Credit and Ford, are as follows:

Principal Amount of
Underwriters	Ford Credit Five-Year Notes

Bear, Stearns & Co. Inc.	$675,000,000

Credit Suisse First Boston Corporation	675,000,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated	675,000,000

Salomon Smith Barney Inc.	675,000,000

Banc of America Securities LLC	30,000,000

Barclays Capital Inc.	30,000,000

BNP Paribas Securities Corp.	30,000,000

Goldman, Sachs & Co.	30,000,000

HSBC Securities (USA) Inc.	30,000,000

J.P. Morgan Securities Inc.	30,000,000

Scotia Capital (USA) Inc.	30,000,000

TD Securities (USA) Inc.	30,000,000

Tokyo-Mitsubishi International plc	30,000,000

UBS Warburg LLC	30,000,000

Total	$3,000,000,000

Principal Amount of
Underwriters	Ford Credit Ten-Year Notes

Bear, Stearns & Co. Inc.	$562,500,000

Credit Suisse First Boston Corporation	562,500,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated	562,500,000

Salomon Smith Barney Inc.	562,500,000

Banc of America Securities LLC	25,000,000

Barclays Capital Inc.	25,000,000

BNP Paribas Securities Corp.	25,000,000

Goldman, Sachs & Co.	25,000,000

HSBC Securities (USA) Inc.	25,000,000

J.P. Morgan Securities Inc.	25,000,000

Scotia Capital (USA) Inc.	25,000,000

TD Securities (USA) Inc.	25,000,000

Tokyo-Mitsubishi International plc	25,000,000

UBS Warburg LLC	25,000,000

Total	$2,500,000,000

Principal Amount of
Ford Credit Two-Year
Underwriters	Floating Rate Notes

Bear, Stearns & Co. Inc.	€225,000,000

Credit Suisse First Boston Corporation	225,000,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated	225,000,000

Salomon Smith Barney Inc.	225,000,000

Banc of America Securities LLC	10,000,000

Barclays Capital Inc.	10,000,000

BNP Paribas Securities Corp.	10,000,000

Goldman, Sachs & Co.	10,000,000

HSBC Securities (USA) Inc.	10,000,000

J.P. Morgan Securities Inc.	10,000,000

Scotia Capital (USA) Inc.	10,000,000

TD Securities (USA) Inc.	10,000,000

Tokyo-Mitsubishi International plc	10,000,000

UBS Warburg LLC	10,000,000

Total	€1,000,000,000

Principal Amount of
Ford Credit Three-Year
Underwriters	Floating Rate Notes

Bear, Stearns & Co. Inc.	$337,500,000

Credit Suisse First Boston Corporation	337,500,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated	337,500,000

Salomon Smith Barney Inc.	337,500,000

Banc of America Securities LLC	15,000,000

Barclays Capital Inc.	15,000,000

BNP Paribas Securities Corp.	15,000,000

Goldman, Sachs & Co.	15,000,000

HSBC Securities (USA) Inc.	15,000,000

J.P. Morgan Securities Inc.	15,000,000

Scotia Capital (USA) Inc.	15,000,000

TD Securities (USA) Inc.	15,000,000

Tokyo-Mitsubishi International plc	15,000,000

UBS Warburg LLC	15,000,000

Total	$1,500,000,000

Principal Amount of
Underwriters	Ford Notes

Bear, Stearns & Co. Inc.	$337,500,000

Credit Suisse First Boston Corporation	337,500,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated	337,500,000

Salomon Smith Barney Inc.	337,500,000

Banc of America Securities LLC	15,000,000

Barclays Capital Inc.	15,000,000

BNP Paribas Securities Corp.	15,000,000

Goldman, Sachs & Co.	15,000,000

HSBC Securities (USA) Inc.	15,000,000

J.P. Morgan Securities Inc.	15,000,000

Scotia Capital (USA) Inc.	15,000,000

TD Securities (USA) Inc.	15,000,000

Tokyo-Mitsubishi International plc	15,000,000

UBS Warburg LLC	15,000,000

Total	$1,500,000,000

      Under the terms and conditions of the Underwriting Agreements and the Pricing Agreements, if the Underwriters take any of the Notes of a series, then they are obligated to take and pay for all of the Notes of that series.

      The Underwriters have advised Ford Credit and Ford that they propose initially to offer all or part of the Notes directly to purchasers at the respective initial public offering prices set forth on the cover page of this Prospectus Supplement, and to certain securities dealers at such price less a concession not in excess of 0.15%, 0.20%, 0.05%, 0.085% and 0.35% of the principal amount of the Ford Credit Five-Year Notes, the Ford Credit Ten-Year Notes, the Ford Credit Two-Year Floating Rate Notes, the Ford Credit Three-Year Floating Rate Notes and the Ford Notes, respectively. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.10%, 0.15%, 0.05% and 0.25% of the principal amount of the Ford Credit Five-Year Notes, the Ford Credit Ten-Year Notes, the Ford Credit Three-Year Floating Rate Notes and the Ford Notes, respectively, to certain other dealers. After the Notes are released for sale to the public, the offering price and other selling terms with respect to each series of Notes may from time to time be varied by the Underwriters.

      The Notes are offered for sale in the United States, Europe and Asia.

      Each of the Underwriters has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Prospectus Supplement or the accompanying Prospectuses or any other offering material relating to the Notes, in or from any jurisdiction outside the United States except under circumstances that will, to the best knowledge and belief of such Underwriter, result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on Ford Credit or Ford, as the case may be, except as set forth in the Underwriting Agreements and the Pricing Agreements.

      Each Underwriter acknowledges that this Prospectus Supplement and the accompanying Prospectuses have not been registered with the Registrar of Companies in Singapore and that the Notes are offered in Singapore pursuant to exemptions invoked under section 106C and

106D of the Companies Act, Chapter 50 of Singapore (the “Singapore Companies Act”). Accordingly, each Underwriter has represented and agreed that the Notes may not be offered or sold, nor may this Prospectus Supplement and accompanying Prospectuses or any other offering document or material relating to the Notes be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other body or person specified in section 106C of the Singapore Companies Act, or (2) to a sophisticated investor specified in section 106D of the Singapore Companies Act, or (3) otherwise pursuant to, and in accordance with the conditions of section 106E(2) of the Singapore Companies Act or any other applicable exemption invoked under Division 5A of Part IV of the Singapore Companies Act.

      Each of the Underwriters has agreed that it has not directly or indirectly offered or sold, and it will not directly or indirectly offer or sell, any Notes in Japan or for the benefit of, any resident of Japan (which term as used in this paragraph means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or, for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, regulations and guidelines of Japan.

      Each Underwriter has represented and agreed that (a) it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issue of the Notes, will not offer or sell any Notes to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986, with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

      The Notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any reoffering, and neither this Prospectus Supplement nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) or otherwise in compliance with any other applicable laws or regulations of The Netherlands.

      Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the relevant issue price set forth on the cover page hereof.

      Each series of the Ford Credit Notes is a new issue of securities with no established trading market. Ford Credit has been advised by the Underwriters that they intend to make a market in each series of the Notes, but they are not obligated to do so and may discontinue such market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for any of the Notes.

      In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of any series of the Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position with respect to such series of Notes. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover any short position or to stabilize the price of the Notes. Any of these activities may stabilize or maintain the market price of any series of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

      Ford Credit and Ford have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Ford Credit and Ford estimate that they will spend approximately $2,215,000 and $420,000, respectively, for printing, registration fees, rating agency and other expenses related to the offering of the Notes. The Underwriters may reimburse Ford Credit and Ford for certain expenses incurred by Ford Credit and Ford in connection with the offering of the Notes.

      In connection with any transaction on the Singapore Exchange Securities Trading Limited in respect of the Notes, the board lot for the Notes shall be fixed at a face value of not less than US$200,000.00 or its equivalent per lot for as long as the Notes remain listed on the Singapore Exchange Securities Trading Limited. Ford Credit or Ford, as the case may be, shall be entitled, from time to time, to fix the board lot for the Notes transacted on the Singapore Exchange Securities Trading Limited at a face value to be determined by Ford Credit or Ford, as the case may be, provided that the board lot so fixed shall not be less than the face value of US$200,000.00 or its equivalent.

      Bear, Stearns & Co. Inc. will make securities available for distribution on the internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an internet-based communications technology provider. Market Axess Inc. is a registered broker-dealer and will receive compensation from Bear, Stearns & Co. Inc. based on transactions conducted through the system.

      In the ordinary course of their respective businesses, certain of the Underwriters and their respective affiliates have engaged, and may in the future engage, in commercial banking, general financing and/or investment banking transactions with Ford Credit, Ford and certain of their affiliates. In addition, a President and Co-Chief Operating Officer of Goldman, Sachs & Co. is a director of Ford, and a Member of the Office of the Chairman of Citigroup Inc., the parent company of Salomon Smith Barney Inc., is a director of Ford.

LEGAL OPINIONS

      The legality of the Notes offered by Ford Credit hereby will be passed on for Ford Credit by Susan J. Thomas, Esq., Secretary of Ford Credit and Associate Counsel—Corporate of Ford, or other counsel satisfactory to the Underwriters. The legality of the Notes offered by Ford hereby will be passed on for Ford by Peter Sherry, Jr., Assistant General Counsel and Assistant Secretary of Ford. The legality of the Notes offered hereby will be passed on for the Underwriters by Shearman & Sterling, 599 Lexington Avenue, New York, New York. Ms. Thomas is a full-time employee of Ford, and holds options to purchase shares of common stock of Ford. Mr. Sherry is a full-time employee of Ford and owns, and holds options to purchase, shares of Common Stock of Ford. Shearman & Sterling have in the past provided, and may continue to provide, legal services to Ford and its subsidiaries.

GENERAL INFORMATION

      Application has been made to list each series of the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Certificates of Incorporation and the By-Laws of Ford Credit and Ford and a legal notice relating to the issuance of the Notes have been deposited prior to listing with Greffier en Chef du Tribunal d’Arrondissement de et à Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectuses, the Indentures and Ford Credit’s and Ford’s current Annual and Quarterly Reports, as well as all their future Annual Reports and Quarterly Reports, so long as any of the Notes are outstanding, will be made available for inspection at the main office of Banque Internationale à Luxembourg S.A. in Luxembourg. Banque Internationale à Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange, Ford Credit and Ford and the holders of the Notes. In addition, copies of the Annual Reports and Quarterly Reports of Ford Credit and Ford may be obtained free of charge at such office.

      Application has also been made to list each series of the Notes on the Singapore Exchange Securities Trading Limited. So long as any of the Notes remain outstanding, copies of the Indentures, this Prospectus Supplement, the accompanying Prospectuses, and the Certificates of Incorporation and By-Laws of Ford Credit and Ford will be available for inspection at the offices of The Chase Manhattan Bank, 150 Beach Road, Gateway West, 31st Floor, Singapore 189720. In addition, copies of all documents incorporated in this document by reference and copies of all future annual reports and quarterly reports of Ford Credit and Ford may be obtained, free of charge, at the offices of The Chase Manhattan Bank in Singapore.

      The financial statements which are incorporated in this Prospectus Supplement and accompanying Prospectuses by reference have been audited by PricewaterhouseCoopers LLP (“PwC”), 400 Renaissance Center, Detroit, Michigan 48243, independent certified public accountants, to the extent indicated in their reports therein, and have been so incorporated in reliance upon the reports of that firm, given on their authority as experts in accounting and auditing.

      PwC have given and not withdrawn their written consent to the incorporation by reference of their report dated January 18, 2001 on Ford Credit’s audited financial statements for the financial year ended December 31, 2000 and the report dated January 18, 2001 on Ford’s audited financial statements for the financial year ended December 31, 2000.

      This Prospectus Supplement and accompanying Prospectuses, together with the documents incorporated in them by reference, will be available free of charge at the office of Banque Internationale à Luxembourg S.A., 69 route d’Esch L-2953, Luxembourg.

      Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of Ford Credit or Ford since December 31, 2000.

      None of Ford Credit, Ford or any of their subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes and neither Ford Credit nor Ford is aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

      Ford Credit and Ford accept responsibility for the information contained in this Prospectus Supplement and accompanying Prospectuses.

      Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of Ford Credit on October 28, 1999 and by the Board of Directors of Ford on March 12, 1998 and April 8, 1999.

      The Notes have been assigned Euroclear and Clearstream Luxembourg Common Code Numbers, International Security Identification Numbers (ISIN) and CUSIP Numbers as follows:

			Ford Credit	Ford Credit
			Two-Year	Three-Year
	Ford Credit	Ford Credit	Floating Rate	Floating Rate
	Five-Year Notes	Ten-Year Notes	Notes	Notes	Ford Notes

Euroclear and Clearstream Luxembourg Common Code:	013802386	013805032	013807485	013801584	009984194

ISIN:	US345397TX18	US345397TY90	XS0138074850	US345397TW35	US345370CA64

CUSIP:	345397TX1	345397TY9	345397TV5	345397TW3	345370CA6

Ford Motor Credit Company

$36,700,000,000

Debt Securities

          This Prospectus is part of a registration statement that Ford Motor Credit Company filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, Ford Credit may, from time to time, sell the debt securities described in this Prospectus in one or more offerings up to a total dollar amount of $36,700,000,000.

      This Prospectus provides you with a general description of the debt securities Ford Credit may offer. Each time Ford Credit sells debt securities, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement also may add, update or change information contained in this Prospectus.

      You should read both this Prospectus and any Prospectus Supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

      Ford Credit’s principal executive offices are located at:

          Ford Motor Credit Company
          One American Road
          Dearborn, Michigan 48126
          313-322-3000

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 26, 2001.

CERTAIN EUROPEAN UNION TAX PROPOSALS
CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS
UNITED STATES TAXATION
FORD MOTOR CREDIT COMPANY AND CONSOLIDATED SUBSIDIARIES SELECTED FINANCIAL DATA
FINANCIAL REVIEW OF FORD CREDIT
SELECTED FINANCIAL DATA AND OTHER DATA OF FORD
INDUSTRY DATA AND MARKET SHARE OF FORD
LEGAL OPINIONS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION CONCERNING FORD CREDIT
INFORMATION CONCERNING FORD
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
FORD MOTOR COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS

     You should rely only on the information contained or incorporated by reference in this Prospectus and in any accompanying Prospectus Supplement. No one has been authorized to provide you with different information.

     The debt securities are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date on the front of the documents.

i

WHERE YOU CAN FIND MORE INFORMATION

      Ford Motor Credit Company (“Ford Credit”) files annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document Ford Credit files at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Ford Credit’s SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

      The SEC allows Ford Credit to “incorporate by reference” the information Ford Credit files with the SEC, which means that Ford Credit can disclose important information to you by referring you to those documents that are considered part of this Prospectus. Information that Ford Credit files later with the SEC will automatically update and supersede the previously filed information. Ford Credit incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of all the debt securities has been completed.

•	Annual Report on Form 10-K for the year ended December 31, 1999 (the “1999 10-K Report”).

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (the “First Quarter 10-Q Report”).

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the “Second Quarter 10-Q Report”).

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (the “Third Quarter 10-Q Report”)

•	Current Reports on Form 8-K dated January 10, 2000, January 25, 2000, January 28, 2000 (the “January 2000 8-K Report”), February 2, 2000, February 4, 2000, March 8, 2000, March 15, 2000, March 16, 2000, April 19, 2000, June 5, 2000, June 14, 2000, July 14, 2000, July 19, 2000, July 31, 2000, September 11, 2000, September 14, 2000, September 21, 2000, October 18, 2000, November 1, 2000, November 2, 2000, December 1, 2000, December 22, 2000, January 3, 2001, January 11, 2001, January 18, 2001, January 29, 2001, February 1, 2001, and February 1, 2001 (the “February 2001 8-K Report”).

      These reports include information about Ford Motor Company (“Ford”) as well as information about Ford Credit.

      You may request copies of these filings at no cost, by writing or telephoning Ford Credit at the following address:

       Ford Motor Credit Company

       One American Road
       Dearborn, MI 48126
       Attn: Corporate Secretary
       (313) 594-9876

INFORMATION CONCERNING FORD CREDIT

      Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. As used herein “Ford Credit” refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

      Ford Credit and its subsidiaries provide wholesale financing and capital loans to Ford Motor Company retail dealerships and associated non-Ford dealerships throughout the world, most of which are privately owned and financed, and purchase retail installment sale contracts and retail

2

leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealerships. In addition, Ford Credit provides these financing services in the United States, Europe, Canada, Australia, Indonesia, the Philippines and India to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

      Ford Credit also conducts insurance operations through The American Road Insurance Company (“American Road”) and its subsidiaries in the United States and Canada. American Road’s business consists of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

INFORMATION CONCERNING FORD

      Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce and sell automobiles designed and engineered by Henry Ford. Ford is the world’s largest producer of cars and trucks combined.

      Ford’s business is divided into two business sectors, and it manages these sectors as three primary operating segments. These business sectors and operating segments are described below.

Business Sectors	Operating Segments	Description

Automotive:	Automotive	design, manufacture, sale and service of cars and trucks

Financial Services:	Ford Motor Credit Company	vehicle-related financing, leasing and insurance
	The Hertz Corporation	rental of cars, trucks and industrial and construction equipment, and other activities

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RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of “earnings” to “fixed charges” for Ford Credit and Ford were as follows for each of the periods indicated:

	Years Ended December 31

	2000	1999	1998		1997	1996

Ford Motor Credit Company	1.3	1.3	1.3		1.3	1.3

Ford Motor Company*	1.7	2.0	3.7	**	1.9	1.6

*	Excludes earnings and fixed charges for years ended December 31, 2000, 1999 and 1998, of Visteon Corporation, Fords former automotive components and systems subsidiary, which was spun-off on June 28, 2000 and, for the second quarter of 2000, excludes the $2.252 million one-time, non-cash charge resulting from the spin-off.

**	Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of Ford’s interest in Associates First Capital Corporation. Excluding this gain, the ratio would have been 1.9.

      For purposes of the Ford Credit ratio:

           “earnings” mean the sum of:

•	Ford Credit’s pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries, and

•	Ford Credit’s fixed charges.

           “fixed charges” mean the sum of:

•	interest Ford Credit pays on borrowed funds,

•	the amount Ford Credit amortizes for debt discount, premiums and issuance expenses and

•	one-third of all rental expenses of Ford Credit (the portion deemed representative of the interest factor.

      For purposes of the Ford ratio:

           “earnings” mean the sum of:

•	Ford’s pre-tax income,

•	the pre-tax income of Ford’s majority-owned subsidiaries, whether or not consolidated,

•	Ford’s proportionate share of the income of any fifty-percent-owned companies,

•	any income Ford received from less-than-fifty-percent-owned companies, and

•	Ford’s fixed charges.

           “fixed charges” mean the sum of:

•	the interest Ford pays on borrowed funds,

•	the preferred stock dividend requirements of Ford’s consolidated subsidiaries and trusts,

•	the amount Ford amortizes for debt discount, premium, and issuance expense, and

•	one-third of all rental expenses of Ford (the proportion deemed representative of the interest factor).

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USE OF PROCEEDS

      Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the debt securities will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for use in connection with the retirement of debt. Such proceeds initially may be used to reduce short-term borrowings (commercial paper, borrowings under bank lines of credit and borrowings under agreements with bank trust departments) or may be invested temporarily in short-term securities.

      Ford Credit expects to issue additional long-term and short-term debt from time to time. The nature and amount of Ford Credit’s long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time, as a result of business requirements, market conditions and other factors.

DESCRIPTION OF DEBT SECURITIES

      Ford Credit will issue debt securities in one or more series under an Indenture, dated as of February 1, 1985, as supplemented, between Ford Credit and The Chase Manhattan Bank (the “Trustee”). The Indenture may be supplemented further from time to time.

      The Indenture is a contract between Ford Credit and The Chase Manhattan Bank acting as Trustee. The Trustee has two main roles. First, the Trustee can enforce your rights against Ford Credit if an “Event of Default” described below occurs. Second, the Trustee performs certain administrative duties for Ford Credit.

      The Indenture is summarized below. Because it is a summary, it does not contain all of the information that may be important to you. Ford Credit filed the Indenture as an exhibit to the registration statement, and suggests that you read those parts of the Indenture that are important to you. You especially need to read the Indenture to get a complete understanding of your rights and our obligations under the covenants described below under Limitation on Liens and Merger and Consolidation. Throughout the summary Ford Credit has included parenthetical references to the Indenture so that you can easily locate the provisions being discussed.

      The specific terms of each series of debt securities will be described in the particular Prospectus Supplement relating to that series. The Prospectus Supplement may or may not modify the general terms found in this Prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this Prospectus and the Prospectus Supplement relating to that particular series.

General

      The debt securities offered by this Prospectus will be limited to a total amount of $36,700,000,000, or the equivalent amount in any currency. The Indenture, however, does not limit the amount of debt securities that may be issued under it. Therefore, additional debt securities may be issued under the Indenture.

      The Prospectus Supplement which will accompany this Prospectus will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

5

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued or payable;

•	the provision for any sinking fund;

•	any additional restrictive covenants;

•	any additional Events of Default;

•	whether the series of debt securities are issuable in physical or global form;

•	any special tax implications, including provisions for original issue discount; and

•	any other terms.

      The debt securities will be unsecured obligations of Ford Credit. The debt securities will rank equally with Ford Credit’s other unsecured and unsubordinated indebtedness (parent company only).

      Unless the Prospectus Supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by Ford Credit in immediately available funds.

Limitation on Liens

      If Ford Credit or any Restricted Subsidiary (as defined in the Indenture) shall pledge or otherwise subject to any lien (as defined in the Indenture as a “Mortgage”) any of its property or assets, Ford Credit will secure or cause such Restricted Subsidiary to secure the debt securities equally and ratably with (or prior to) the indebtedness secured by such Mortgage. This restriction does not apply to Mortgages securing such indebtedness which shall not exceed $5 million in the aggregate at any one time outstanding and does not apply to:

•	certain Mortgages created or incurred to secure financing of the export or marketing of goods outside the United States;

•	Mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States;

•	Mortgages in favor of Ford Credit or any Restricted Subsidiary;

•	Mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Ford Credit or a Restricted Subsidiary;

•	deposits made in connection with pending litigation;

•	Mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money Mortgages; and

•	any extension, renewal or replacement of any Mortgage or Mortgages referred to in the foregoing clauses, inclusive. (Section 10.04).

Merger and Consolidation

      The Indenture provides that no consolidation or merger of Ford Credit with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a Mortgage, unless the debt securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 10.04 (see “Limitation on Liens” above) without equally and ratably securing the Indenture Securities. (Section 8.03).

6

Events of Default and Notice Thereof

      The Indenture defines an “Event of Default” as being any one of the following events:

•	failure to pay interest for 30 days after becoming due;

•	failure to pay principal or any premium for five business days after becoming due;

•	failure to make a sinking fund payment for five days after becoming due;

•	failure to perform any other covenant applicable to the debt securities for 90 days after notice;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other Event of Default provided in the Prospectus Supplement.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. (Section 5.01.)

      If an Event of Default occurs and continues, the Trustee or the holders of at least 25% of the total principal amount of the series may declare the entire principal amount (or, if they are Original Issue Discount Securities (as defined in the Indenture), the portion of the principal amount as specified in the terms of such series) of all of the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the total principal amount of the debt securities of that series can void the declaration. (Section 5.02.)

      The Indenture provides that within 90 days after default under a series of debt securities, the Trustee will give the holders of that series notice of all uncured defaults known to it. (The term “default” includes the events specified above without regard to any period of grace or requirement of notice.) The Trustee may withhold notice of any default (except a default in the payment of principal, interest or any premium) if it believes that it is in the interest of the holders. (Section 6.02.)

      Annually, Ford Credit must send to the Trustee a certificate describing any existing defaults under the Indenture. (Section 10.05.)

      Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable protection from expenses and liability. (Section 6.01.) If they provide this reasonable indemnification, the holders of a majority of the total principal amount of any series of debt securities may direct the Trustee how to act under the Indenture. (Section 5.12.)

Modification of the Indenture

      With certain exceptions, Ford Credit’s rights and obligations and your rights under a particular series of debt securities may be modified with the consent of the holders of not less than two-thirds of the total principal amount of those debt securities. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against you without your consent. (Section 9.02.)

Global Securities

      Unless otherwise stated in the Prospectus Supplement, the debt securities of a series will be issued in the form of one or more global certificates that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”), which will act as depositary for the global certificates. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by DTC and its participants. Therefore, if you wish to own debt securities that are represented by one or more global certificates, you can do so only indirectly or “beneficially” through an account with a broker,

7

bank or other financial institution that has an account with DTC (that is, a DTC participant) or through an account directly with DTC if you are a DTC participant.

      While the debt securities are represented by one or more global certificates:

•	You will not be able to have the debt securities registered in your name;

•	You will not be able to receive a physical certificate for the debt securities;

•	Ford Credit’s obligations, as well as the obligations of the Trustee and any of Ford Credit’s agents, under the debt securities will run only to DTC as the registered owner of the debt securities. For example, once any payment under a series of debt securities is made to DTC, neither Ford Credit nor the Trustee will have any further responsibility for the payment even if DTC or your broker, bank or other financial institution fails to pass it on so that you receive it;

•	Your rights under the debt securities relating to payments, transfers, exchanges and other matters will be governed by applicable law and by the contractual arrangements between you and your broker, bank or other financial institution, and/or the contractual arrangements you or your broker, bank or financial institution has with DTC. Neither Ford Credit nor the Trustee has any responsibility for the actions of DTC or your broker, bank or financial institution;

•	You may not be able to sell your interests in the debt securities to some insurance companies and others who are required by law to own their debt securities in the form of physical certificates; and

•	Because the debt securities will trade in DTC’s Same-Day Funds Settlement System, when you buy or sell interests in the debt securities, payment for them will have to be made in immediately available funds. This could affect the attractiveness of the debt securities to others.

      A global certificate generally can be transferred only as a whole, unless it is being transferred to certain nominees of the depositary or it is exchanged in whole or in part for debt securities in physical form. If a global certificate is exchanged for debt securities in physical form, they will be in denominations of $1,000 and integral multiples thereof, or another denomination stated in the Prospectus Supplement.

PLAN OF DISTRIBUTION

      Ford Credit may sell the debt securities to or through agents or underwriters or directly to one or more purchasers. The sale may be by electronic auction.

By Agents

      Ford Credit may use agents to sell the debt securities. The agents will agree to use their best efforts to solicit purchases for the period of their appointment.

By Underwriters

      Ford Credit may sell the debt securities to underwriters. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Each underwriter will be obligated to purchase all the debt securities allocated to it under the underwriting agreement. The underwriters may change any initial public offering price and any discounts or concessions they give to dealers.

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Direct Sales

      Ford Credit may sell debt securities directly to you. In this case, no underwriters or agents would be involved.

Electronic Auctions

      We may determine the price or other terms of the debt securities offered under this prospectus by use of an electronic auction. We will describe in the related supplement to this prospectus how any auction will be conducted to determine the price or any other terms of the debt securities, how potential investors may participate in the auction and, where applicable, the nature of the underwriters’ obligations with respect to the auction.

General Information

      Any underwriters or agents will be identified and their compensation described in a Prospectus Supplement.

      Ford Credit may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments they may be required to make.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, Ford Credit or its subsidiaries in the ordinary course of their respective businesses. The Chase Manhattan Bank, Trustee under the Indenture, is also the trustee under indentures covering a number of outstanding issues of notes and debentures of Ford Credit, is a depositary of Ford Credit and Ford, has from time to time made loans to Ford Credit, Ford and its subsidiaries and has performed other services for such companies in the normal course of its business.

LEGAL OPINIONS

      Richard P. Conrad, Esq., who is Ford Credit’s Associate Counsel-Corporate and Assistant Secretary, or another Ford Credit attorney, will provide Ford Credit an opinion about the legality of the debt securities. Mr. Conrad owns, and such other attorney likely would own, Common Stock of Ford and options to purchase shares of Common Stock of Ford.

EXPERTS

      The financial statements and schedules included in the 1999 10-K Report, the January 2000 8-K Report and the February 2001 8-K Report have been audited by PricewaterhouseCoopers LLP (“PwC”), independent accountants. These financial statements are incorporated by reference in this Prospectus and in the registration statement in reliance upon PwC’s report on those financial statements given on their authority as experts in accounting and auditing.

      With respect to the unaudited interim financial information of Ford Credit for the periods ended March 31, 2000 and 1999, June 30, 2000 and 1999 and September 30, 2000 and 1999 included in the First Quarter 10-Q Report, the Second Quarter 10-Q Report and the Third Quarter 10-Q Report respectively incorporated by reference in this Prospectus, PwC have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their reports included in the First Quarter 10-Q Report, the Second Quarter 10-Q Report and the Third Quarter 10-Q Report state that they did not audit and they do not express an opinion on that interim financial information.

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Ford Motor Company

$5,000,000,000

Debt Securities

          This Prospectus is part of registration statements that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell the debt securities described in this Prospectus in one or more offerings up to a total dollar amount of $5,000,000,000.

      This Prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

      You should read both this Prospectus and any Prospectus Supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

      Our principal executive offices are located at:

           Ford Motor Company
           One American Road
           Dearborn, Michigan 48126
           313-322-3000

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is November 13, 2000.

  You should rely only on the information contained or incorporated by reference in this Prospectus and in any accompanying Prospectus Supplement. No one has been authorized to provide you with different information.

     The debt securities are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date on the front of the documents.

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WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this Prospectus. Information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed.

•	Annual Report on Form 10-K for the year ended December 31, 1999 (our “1999 10-K Report”).

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000 (collectively, our “10-Q Reports”).

•	Current Reports on Form 8-K dated and filed January 14, 2000, dated and filed January 26, 2000, dated and filed February 4, 2000, dated and filed March 17, 2000, dated and filed April 14, 2000, dated and filed April 17, 2000, dated May 12, 2000 and filed May 24, 2000, dated June 28, 2000 and filed July 13, 2000, dated and filed July 19, 2000, dated August 9, 2000 and filed September 8, 2000, dated and filed September 14, 2000, dated June 28, 2000 and filed September 18, 2000, dated and filed September 21, 2000, dated October 3, 2000 and filed October 4, 2000, dated and filed October 18, 2000, dated and filed November 1, 2000, and dated November 1, 2000 and filed November 2, 2000.

      You may request copies of these filings at no cost, by writing or telephoning us at the following address:

Ford Motor Company

      One American Road
      Dearborn, MI 48126
      Attn: Shareholder Relations Department
      800-555-5259 or 313-845-8540

FORD MOTOR COMPANY

      We incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce and sell automobiles designed and engineered by Henry Ford. We are the world’s largest producer of trucks and the second-largest producer of cars and trucks combined.

      Our business is divided into two business sectors, and we manage these sectors as three primary operating segments. These business sectors and operating segments are described below.

Business Sectors	Operating Segments	Description

Automotive:	Automotive	design, manufacture, sale and service of cars and trucks

Financial Services:	Ford Motor Credit Company	vehicle-related financing, leasing and insurance
	The Hertz Corporation	rental of cars, trucks and industrial and construction equipment, and other activities

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RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of our “earnings” to our “fixed charges” were as follows for each of the periods indicated:

Nine Months	Years Ended December 31*
Ended
September 30, 2000*	1999	1998		1997	1996	1995

1.8	2.0	3.7	**	1.9	1.6	1.6

*	Excludes earnings and fixed charges of Visteon Corporation, our former automotive components and systems subsidiary, which was spun-off on June 28, 2000. Visteon was treated as a discontinued operation as a result of the spin-off.

**	Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of our interest in Associates First Capital Corporation. Excluding this gain, the ratio would have been 1.9.

      For purposes of the ratio, “earnings” means the sum of:

•	our pre-tax income from continuing operations,

•	the pre-tax income of our majority-owned subsidiaries, whether or not consolidated,

•	our proportionate share of the income of any fifty-percent-owned companies,

•	any income we received from less-than-fifty-percent-owned companies, and

•	our fixed charges.

      “Fixed charges” means the sum of:

•	the interest we pay on borrowed funds,

•	the preferred stock dividend requirements of our consolidated subsidiaries and trusts,

•	the amount we amortize for debt discount, premium, and issuance expense, and

•	one-third of all our rental expenses (the proportion deemed representative of the interest factor).

USE OF PROCEEDS

      We, or our affiliates, will use the net proceeds from the sale of debt securities for general corporate purposes, unless we state otherwise in a Prospectus Supplement. If we intend to use the proceeds to repay outstanding debt, we will provide details about the debt that is being repaid.

DESCRIPTION OF DEBT SECURITIES

      We will issue debt securities in one or more series under an Indenture, dated as of February 15, 1992, between us and The Bank of New York, Trustee. The Indenture may be supplemented from time to time.

      The Indenture is a contract between us and The Bank of New York acting as Trustee. The Trustee has two main roles. First, the Trustee can enforce your rights against us if an “Event of Default” described below occurs. Second, the Trustee performs certain administrative duties for us.

      The Indenture is summarized below. Because it is a summary, it does not contain all of the information that may be important to you. We filed the Indenture as an exhibit to the registration statement, and we suggest that you read those parts of the Indenture that are important to you. You especially need to read the Indenture to get a complete understanding of your rights and

3

our obligations under the covenants described below under Limitation on Liens, Limitation on Sales and Leasebacks and Merger and Consolidation. Throughout the summary we have included parenthetical references to the Indenture so that you can easily locate the provisions being discussed.

      The specific terms of each series of debt securities will be described in the particular Prospectus Supplement relating to that series. The Prospectus Supplement may or may not modify the general terms found in this Prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this Prospectus and the Prospectus Supplement relating to that particular series.

General

      The debt securities offered by this Prospectus will be limited to a total amount of $5,000,000,000, or the equivalent amount in any currency. The Indenture, however, does not limit the amount of debt securities that may be issued under it. Therefore, additional debt securities may be issued under the Indenture.

      The Prospectus Supplement which will accompany this Prospectus will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued or payable;

•	the provision for any sinking fund;

•	any additional restrictive covenants;

•	any additional Events of Default;

•	whether the series of debt securities are issuable in physical form;

•	any provisions modifying the defeasance and covenant defeasance provisions;

•	any special tax implications, including provisions for original issue discount; and

•	any other terms.

      The debt securities will be our unsecured obligations. The debt securities will rank equally with our other unsecured and unsubordinated indebtedness (parent company only).

      Unless the Prospectus Supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

      The Indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

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Limitation on Liens

      The Indenture restricts our ability to pledge some of our assets as security for other debt. Unless we secure the debt securities on an equal basis, the restriction does not permit us to have or guarantee any debt that is secured by (1) any of our principal U.S. plants or (2) the stock or debt of any of our subsidiaries that own or lease one of these plants. This restriction does not apply until the total amount of our secured debt plus the discounted value of the amount of rent we must pay under sale and leaseback transactions involving principal U.S. plants exceeds 5% of our consolidated net tangible automotive assets. This restriction also does not apply to any of the following:

•	liens of a company that exist at the time such company becomes our subsidiary;

           •  liens in our favor or in the favor of our subsidiaries;

           •  certain liens given to a government;

•	liens on property that exist at the time we acquire the property or liens that we give to secure our paying for the property; and

           •  any extension or replacement of any of the above. (Section 10.04)

Limitation on Sales and Leasebacks

      The Indenture prohibits us from selling and leasing back any principal U.S. plant for a term of more than three years. This restriction does not apply if:

•	we could create secured debt in an amount equal to the discounted value of the rent to be paid under the lease without violating the limitation on liens provision discussed above;

•	the lease is with or between any of our subsidiaries; or

•	within 120 days of selling the U.S. plant, we retire our funded debt in an amount equal to the net proceeds from the sale of the plant or the fair market value of the plant, whichever is greater.

Merger and Consolidation

      The Indenture prohibits us from merging or consolidating with any company, or selling all or substantially all of our assets to any company, if after we do so the surviving company would violate the limitation on liens or the limitation on sales and leasebacks discussed above. This does not apply if the surviving company secures the debt securities on an equal basis with the other secured debt of the company. (Sections 8.01 and 8.03)

Events of Default and Notice Thereof

      The Indenture defines an “Event of Default” as being any one of the following events:

•	failure to pay interest for 30 days after becoming due;

•	failure to pay principal or any premium for five business days after becoming due;

•	failure to make a sinking fund payment for five days after becoming due;

•	failure to perform any other covenant applicable to the debt securities for 90 days after notice;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other Event of Default provided in the Prospectus Supplement.

      An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. (Section 5.01.)

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      If an Event of Default occurs and continues, the Trustee or the holders of at least 25% of the total principal amount of the series may declare the entire principal amount (or, if they are Original Issue Discount Securities (as defined in the Indenture), the portion of the principal amount as specified in the terms of such series) of all of the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the total principal amount of the debt securities of that series can void the declaration. (Section 5.02.)

      The Indenture provides that within 90 days after default under a series of debt securities, the Trustee will give the holders of that series notice of all uncured defaults known to it. (The term “default” includes the events specified above without regard to any period of grace or requirement of notice.) The Trustee may withhold notice of any default (except a default in the payment of principal, interest or any premium) if it believes that it is in the interest of the holders. (Section 6.01.)

      Annually, we must send to the Trustee a certificate describing any existing defaults under the Indenture. (Section 10.06.)

      Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable protection from expenses and liability. (Section 6.02.) If they provide this reasonable indemnification, the holders of a majority of the total principal amount of any series of debt securities may direct the Trustee how to act under the Indenture. (Section 5.12.)

Defeasance and Covenant Defeasance

      Unless the Prospectus Supplement states otherwise, we will have two options to discharge our obligations under a series of debt securities before their maturity date. These options are known as “defeasance” and “covenant defeasance”. Defeasance means that we will be deemed to have paid the entire amount of the applicable series of debt securities and we will be released from all of our obligations relating to that series (except for certain obligations, such as registering transfers of the securities). Covenant defeasance means that as to the applicable series of debt securities we will not have to comply with the covenants described above under Limitation on Liens, Limitation on Sales and Leasebacks and Merger and Consolidation. In addition, if the Prospectus Supplement states that any additional covenants relating to that series of debt securities are subject to the covenant defeasance provision in the Indenture, then we also would not have to comply with those covenants. (Sections 14.01, 14.02 and 14.03.)

      To elect either defeasance or covenant defeasance for any series of debt securities, we must deposit with the Trustee an amount of money and/or U.S. government obligations that will be sufficient to pay principal, interest and any premium or sinking fund payments on the debt securities when those amounts are scheduled to be paid. In addition, we must provide a legal opinion stating that as a result of the defeasance or covenant defeasance you will not be required to recognize income, gain or loss for Federal income tax purposes and you will be subject to Federal income tax on the same amounts, in the same manner and at the same times as if the defeasance or covenant defeasance had not occurred. For defeasance, that opinion must be based on either an Internal Revenue Service ruling or a change in law since the date the debt securities were issued. We must also meet other conditions, such as there being no Events of Default. The amount deposited with the Trustee can be decreased at a later date if in the opinion of a nationally recognized firm of independent public accountants the deposits are greater than the amount then needed to pay principal, interest and any premium or sinking fund payments on the debt securities when those amounts are scheduled to be paid. (Sections 14.04 and 14.05.)

      Our obligations relating to the debt securities will be reinstated if the Trustee is unable to pay the debt securities with the deposits held in trust, due to an order of any court or governmental authority. (Section 14.06.) It is possible that a series of debt securities for which

6

we elect covenant defeasance may later be declared immediately due in full because of an Event of Default (not relating to the covenants that were defeased). If that happens, we must pay the debt securities in full at that time, using the deposits held in trust or other money. (Section 14.03.)

Modification of the Indenture

      With certain exceptions, our rights and obligations and your rights under a particular series of debt securities may be modified with the consent of the holders of not less than two-thirds of the total principal amount of those debt securities. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against you without your consent. (Section 9.02.)

Global Securities

      Unless otherwise stated in a Prospectus Supplement, the debt securities of a series will be issued in the form of one or more global certificates that will be deposited with The Depository Trust Company, New York, New York (“DTC”), which will act as depositary for the global certificates. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by DTC and its participants. Therefore, if you wish to own debt securities that are represented by one or more global certificates, you can do so only indirectly or “beneficially” through an account with a broker, bank or other financial institution that has an account with DTC (that is, a DTC participant) or through an account directly with DTC if you are a DTC participant.

      While the debt securities are represented by one or more global certificates:

•	You will not be able to have the debt securities registered in your name.

•	You will not be able to receive a physical certificate for the debt securities.

•	Our obligations, as well as the obligations of the Trustee and any of our agents, under the debt securities will run only to DTC as the registered owner of the debt securities. For example, once we make payment to DTC, we will have no further responsibility for the payment even if DTC or your broker, bank or other financial institution fails to pass it on so that you receive it.

•	Your rights under the debt securities relating to payments, transfers, exchanges and other matters will be governed by applicable law and by the contractual arrangements between you and your broker, bank or other financial institution, and/or the contractual arrangements you or your broker, bank or financial institution has with DTC. Neither we nor the Trustee has any responsibility for the actions of DTC or your broker, bank or financial institution.

•	You may not be able to sell your interests in the debt securities to some insurance companies and others who are required by law to own their debt securities in the form of physical certificates.

•	Because the debt securities will trade in DTC’s Same-Day Funds Settlement System, when you buy or sell interests in the debt securities, payment for them will have to be made in immediately available funds. This could affect the attractiveness of the debt securities to others.

      A global certificate generally can be transferred only as a whole, unless it is being transferred to certain nominees of the depositary or it is exchanged in whole or in part for debt securities in physical form. (Section 2.05.) If a global certificate is exchanged for debt securities in physical form, they will be in denominations of $1,000 and integral multiples thereof, or another denomination stated in the Prospectus Supplement.

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PLAN OF DISTRIBUTION

      We may sell the debt securities to or through agents or underwriters or directly to one or more purchasers.

By Agents

      We may use agents to sell the debt securities. The agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

      We may sell the debt securities to underwriters. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Each underwriter will be obligated to purchase all the debt securities allocated to it under the underwriting agreement. The underwriters may change any initial public offering price and any discounts or concessions they give to dealers.

Direct Sales

      We may sell debt securities directly to you. In this case, no underwriters or agents would be involved.

General Information

      Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

      We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments they may be required to make.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL OPINIONS

      Peter Sherry, Jr., Esq., who is our Assistant General Counsel and Assistant Secretary, or another of our lawyers, will give us an opinion about the legality of the debt securities. Mr. Sherry owns, and such other lawyer likely would own, our Common Stock and options to purchase shares of our Common Stock.

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EXPERTS

      The financial statements and schedules included in our Current Report on Form 8-K dated June 28, 2000 and filed September 18, 2000 have been audited by PricewaterhouseCoopers LLP (“PwC”), independent accountants. They are incorporated by reference in this prospectus and in the registration statement in reliance upon PwC’s report on those financial statements and schedules given on their authority as experts in accounting and auditing.

      None of the interim financial information included in our 10-Q Reports has been audited by PwC. Accordingly, you should restrict your reliance on their reports on such information. PwC’s reports on the interim financial information do not constitute “reports” or “parts” of the registration statement prepared or certified by PwC within the meaning of Sections 7 and 11 of the Securities Act of 1933.

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PRINCIPAL OFFICES OF FORD MOTOR CREDIT COMPANY One American Road Dearborn, Michigan 48126	PRINCIPAL OFFICES OF FORD MOTOR COMPANY One American Road Dearborn, Michigan 48126

TRUSTEES

For Ford Motor Credit Company: The Chase Manhattan Bank 450 West 33rd Street New York, New York 10001	For Ford Motor Company: The Bank of New York 101 Barclay Street New York, New York 10286

LUXEMBOURG STOCK EXCHANGE LISTING AGENT

Banque Internationale à Luxembourg S.A.
69 route d’Esch
L-1470 Luxembourg

LEGAL ADVISERS

To Ford Motor Credit Company as to United States Law Susan J. Thomas Secretary Ford Motor Credit Company The American Road Dearborn, Michigan 48121	To Ford Motor Company as to United States Law Peter Sherry, Jr. Assistant General Counsel and Assistant Secretary Ford Motor Company The American Road Dearborn, Michigan 48121

To the Underwriters

as to United States Law and
Special United States Tax Counsel to
Ford Motor Credit Company
and Ford Motor Company
Shearman & Sterling
599 Lexington Avenue
New York, New York 10022

To the Issue

as to Singapore Law
Yoong & Partners
24 Raffles Place #19-01
Clifford Centre
Singapore 048621

AUDITORS TO

FORD MOTOR CREDIT COMPANY
AND FORD MOTOR COMPANY
PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit, Michigan 48243